
10012191

KFORCE®









Great People = Great Results℠

2009 Annual Report

TECHNOLOGY | FINANCE AND ACCOUNTING | HEALTH AND LIFE SCIENCES | GOVERNMENT SOLUTIONS

KFORCE® Kforce Inc. (NASDAQ: KFRC) is a full-service, specialty staffing Firm providing flexible and permanent staffing solutions for organizations and career management for individuals in the specialty skill areas of Technology, Finance and Accounting, Health and Life Sciences and Government Solutions.

Kforce, a leader in specialty staffing services and solutions, employs approximately 1,900 operating employees and has approximately 8,700 consultants on assignment providing flexible staffing services and solutions to our clients. Kforce operates through our corporate headquarters in Tampa, Florida as well as our 63 field offices throughout the United States, and two offices in Manila, Philippines. Offering nearly half a century of customer relationships built on personal respect combined with the most advanced technology, we believe that Kforce has the trust of its clients and makes the right match between organizations and skilled knowledge workers.









TECHNOLOGY

From programmers and network operators to systems analysts and CIOs, Kforce has an extensive database that we believe is packed with the most qualified candidates to handle system upgrades, training, installation, implementation, and development. Kforce can provide information technology consultants for project work, assist in helping clients find direct hire personnel, or partner with technology departments to get the job done right. Kforce also specializes in more sophisticated areas such as systems/applications programmers, systems analysts, and networking technicians.

FINANCE AND ACCOUNTING

At Kforce, we're proud to be able to provide clients with highly qualified finance and accounting professionals. We work with individuals at every level in corporate finance and taxation, financial analysis and reporting, budget preparation and analysis, cost analysis, audit services, and much more. Kforce also provides CFOs, controllers, financial analysts, public accountants, and other high-level financial professionals on a temporary and permanent basis.

HEALTH AND LIFE SCIENCES

The Health and Life Sciences segment is comprised of the clinical research and health information management specialties. These specialties provide temporary and permanent placement services in the drug development area of pharmaceutical research and for medical coders and billers.

GOVERNMENT SOLUTIONS

Government Solutions provides innovative technology and finance and accounting solutions to more than 50 unique agencies and departments within the Federal government, primarily as a prime contractor. We believe that our in-depth operational knowledge and understanding of federal agencies has resulted in a comprehensive portfolio of technology, finance and accounting, and consulting solutions designed to guide agencies through complex challenges.

This Annual Report contains forward-looking statements (within the meaning of the federal securities laws). Please see the "Special Note Regarding Forward-Looking Statements" contained in the introductory portion of our Annual Report on Form 10-K for the year ended December 31, 2009 for additional information regarding forward-looking statements.

TO OUR FELLOW SHAREHOLDERS, CLIENTS AND EMPLOYEES:

We are pleased with the Firm's solid performance in 2009, particularly during a period of significant economic uncertainty. Kforce has been serving clients and consultants for nearly half of a century, and we continue to strive to deliver exceptional service. We believe that the future of professional staffing and solutions providers will look different than the past, and that Kforce has developed a highly leverageable platform that can deliver strong results across our service spectrum. Based on our experience in past recessions, we have carefully managed risks to our revenue stream in preparation for the next economic up-cycle. Even before the beginning of the current economic downturn, we made a number of significant enhancements to our business model, service offerings, support organization and perhaps most importantly, our culture. We believe that another key component of our success is our focus on retaining seasoned field and corporate leaders who are the lifeblood of our Firm. We are very pleased to report that we believe our current leadership group is the most seasoned and tenured group in the Firm's history. As a result, we believe that during 2009 we were able to take market share, expand the share of our existing clients' staffing needs, minimize the deterioration of our revenue stream, and deliver consistently strong relative returns to our shareholders. In particular, our Technology ("Tech") segment, which comprised approximately 51% of 2009 total Firm revenues, outperformed our peer group throughout 2009.

KFORCE HAS BEEN SERVING CLIENTS AND CONSULTANTS FOR NEARLY HALF OF A CENTURY, AND WE CONTINUE TO STRIVE TO DELIVER EXCEPTIONAL SERVICE TO OUR VALUED CLIENTS.

We accomplished the objectives that we established at the beginning of 2009, which include: taking market and customer share, retaining a substantial majority of our great people and maintaining positive cash flow. Our longer-term strategies which we believe provide a competitive advantage include: expanding our National Recruiting Center ("NRC"), which doubled in size during 2009; expanding our Strategic Accounts Team; and expanding our business development staff in our Government Solutions segment ("GS"). We also believe that we are well-served by the domestic focus of our four segments: Tech, Finance and Accounting ("FA"), Health and Life Sciences ("HLS") and GS. Additionally, our infrastructure and technology investments provide a flexible and world-class platform aimed at driving performance, streamlining our processes to gain efficiencies and driving operating leverage. These investments include business intelligence and enterprise resource planning, as well as enhancements to our front end system, IP telephony and wireless capabilities. Additionally, we are leveraging our offshore capabilities in the Philippines, which allows our NRC to function around the clock and better serve our clients. We believe our operating platform and diversified portfolio of service offerings provides a strong foundation on which to perform in any economic environment. We believe that we are well prepared for the next economic up-cycle and that the Firm is positioned to attain higher peak revenues and earnings levels earlier in the cycle.

The following is an executive summary of what Kforce believes are important 2009 highlights, which should be considered in the context of the additional discussions herein and in conjunction with the Consolidated Financial Statements and notes thereto. We believe such highlights are as follows:

- Net service revenue decreased 8.7% to $910.1 million in 2009 from $997.0 million in 2008.
- Flex revenue decreased 5.3% to $881.7 million in 2009 from $931.0 million in 2008.
- Search revenue decreased 57.0% to $28.4 million in 2009 from $66.0 million in 2008.
- Gross profit margin decreased 320 basis points to 31.4% in 2009 from 34.6% in 2008, primarily due to the significant decline in Search revenue.
- Flex gross profit margin decreased 70 basis points to 29.2% in 2009 from 29.9% in 2008, primarily resulting from the compression in the spread between our bill and pay rates.
- SG&A as a percentage of revenue for the year ended December 31, 2009 was 27.6% compared to 28.7% in 2008, which excludes a goodwill and intangible asset impairment charge in 2008 of $129.4 million or 13% as a percentage of revenues.
- Net income for 2009 of $12.9 million, which represents an increase of $97.0 million over the 2008 net loss of $84.1 million. The results for 2008 include an after-tax goodwill and intangible asset impairment charge of $115.2 million.
- The total amount outstanding under the Credit Facility decreased $35.0 million, or 92.1%, to $3.0 million as of December 31, 2009 from $38.0 million as of December 31, 2008.
- Cash provided by operating activities was $42.7 million for 2009, which represents a decrease of $46.6 million, or 52.2%, over the comparable period in 2008.
- Diluted earnings per share from continuing operations for the year ended December 31, 2009 was $0.33 compared to a loss of $2.26 in 2008 (the results for 2008 include an after-tax goodwill and intangible asset impairment charge of $115.2 million).

Looking at our service lines, our Tech flex business, which represented 50.3% of our 2009 revenues, declined 7.2% on a year-over-year basis. Our Tech flex business was relatively stable during the second half of 2009. Recent trends indicate that the demand environment today for Tech flex may be stronger in a future up-cycle as we see an increase in capital spending, which we believe is attributable to our clients catching up on deferred maintenance and upgrades.

As for FA, which produced 17.9% of our 2009 revenues, we continue to see high demand in the Flex business in higher volume and lower margin job classifications, such as mortgage-related services, which is enabled by our Strategic Accounts strategy and is supported by our low cost, centralized delivery function in the NRC. The mix change associated with the growth in this lower margin business is partially driving the reduction in year-over-year Flex margins. We continue to expect relative stability in this revenue stream as our mix of business is less impacted by seasonal factors.

In HLS, which produced 18.1% of our 2009 revenues, we continue to expect low revenue visibility through at least mid-2010 for our Clinical Research specialty as a result of the continued economic headwinds and consolidation in the large bio-pharmaceutical space. However, we believe the prospects for this business remain strong and the quality of our relationships with the stronger companies in this space will provide opportunities for growth in the long term. Our Healthcare business remains challenged by low hospital census, and trends toward lower utilization of traveling medical coders. We continue to focus on strengthening business development in our Healthcare business to reach a greater population of clients. We believe that there will be strong long-term demand for the services within this specialty.

Revenues for the GS segment, which provides solutions and services to the Federal Government primarily as a prime contractor, represented 12.6% of our 2009 revenues. This business is concentrated in what we believe are some of the most promising areas of federal services such as healthcare, data integrity, finance, accounting and technology solutions. With respect to near-term prospects for this segment, we believe procurement delays, changes in Federal Government spending policies and a shift towards in-sourcing certain functions will have an impact on the business. On the positive side, in 2009 approximately 60% of this segment's revenue was subject to the recompete process of which approximately 82% of this revenue was successfully retained. We expect continued success as only approximately 13% of our GS segment revenues will be recompeted in 2010, which will allow our business development efforts to be more focused on new potential customers. We have an excellent management team at KGS and we continue to be optimistic about the growth prospects of this business, which we believe will accelerate in the second half of 2010.

The majority of our cost structure is variable, and compensation expense, which includes commissions, compensation, payroll taxes and benefits, is highly correlated to gross profit and comprises over 80% of our operating expenses. We continue to see leverage in our non-compensation-based cost structure as a result of the infrastructure investments made over the past years. We believe these important capital investments have prepared the Firm well for the future without requiring significant additional expenditures. The Firm continues its efforts to aggressively manage operating expenses including scrutinizing expenses to ensure a proper return on investment and alignment of our cost structure with our revenue stream. We expect operating efficiencies to continue to evolve and corresponding leverage in earnings over the next up-cycle.

The Firm has and will continue to proactively invest in the people and processes that will create our future successes.

We ended the year with very little net debt and anticipate using excess cash flow for acquisitions that meet our very high thresholds and share repurchases. We believe there is a recent trend toward increased merger and acquisition activity within the specialty staffing services industry and we continue to evaluate opportunities presented to us while maintaining our discipline and standards. The Firm has and will continue to proactively invest in the people and processes that it believes will foster our future successes and strengthen Kforce's leadership role in the sector. With many potential macro-economic scenarios, we will continue to watch our internal activity levels very closely. We believe that our clients aggressively reduced staffing levels during the recent economic recession. Indeed, as seen in recent Bureau of Labor Statistics (BLS) data, clients appear to be utilizing temporary staffing at ever-increasing rates (as a percentage of payroll dollars), perhaps driven by the economic and regulatory uncertainty.

Our objectives for 2010, the second year of our three-year strategic plan, are to further increase existing Strategic Accounts, NRC optimization and continue to expand our share of our clients' staffing needs and selectively target new accounts where our service offerings and business model add value to prospective clients. We believe the demand for our services is improving and together with the platform we have built may fuel accelerated revenue and earnings growth as the recovery takes hold.

Once again, we wish to express our appreciation to our field and corporate teams, our consultants, our clients and our shareholders for allowing us the privilege of serving them and again, demonstrating in 2009, that Great People = Great Results. We look forward to a bright future for all of our stakeholders.



David L. Dunkel
Chairman and
Chief Executive Officer



William L. Sanders
President

SELECTED FINANCIAL DATA

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with Kforce's Consolidated Financial Statements and the related notes thereto incorporated into this Annual Report, hereinafter collectively referred to as "Consolidated Financial Statements."

Years Ended December 31,	**2009**	2008 (1)	2007	2006	2005
(In thousands, except per share amounts)					
Net service revenues	**$910,136**	$997,017	$972,781	$868,001	$724,108
Gross profit	**285,979**	344,651	352,023	304,749	237,610
Selling, general and administrative expenses	**251,268**	415,884	272,335	241,503	196,400
Depreciation and amortization	**11,673**	13,824	14,487	11,551	8,283
Other expense, net	**1,145**	2,136	4,422	3,701	1,127
Income (loss) from continuing operations, before income taxes	**21,893**	(87,193)	60,779	47,994	31,800
Provision for income taxes	**9,020**	1,928	23,856	18,550	12,701
Income (loss) from continuing operations	**12,873**	(89,121)	36,923	29,444	19,099
Income from discontinued operations, net of income taxes	**—**	5,013	3,444	3,075	3,222
Net income (loss)	**$ 12,873**	$ (84,108)	$ 40,367	$ 32,519	$ 22,321
Earnings (loss) per share—basic, continuing operations	**$0.33**	$(2.26)	$0.90	$0.73	$0.50
Earnings (loss) per share—diluted, continuing operations	**$0.33**	$(2.26)	$0.87	$0.70	$0.47
Earnings (loss) per share—basic	**$0.33**	$(2.13)	$0.98	$0.81	$0.58
Earnings (loss) per share—diluted	**$0.33**	$(2.13)	$0.95	$0.77	$0.55
Weighted average shares outstanding—basic	**38,485**	39,471	41,308	40,189	38,527
Weighted average shares outstanding—diluted	**39,330**	39,471	42,294	42,012	40,616

As of December 31,	**2009**	2008 (1)	2007	2006	2005
(In thousands)					
Working capital	**$ 57,924**	$ 60,302	$ 95,348	$ 64,425	$ 92,539
Total assets	**$339,825**	$350,815	$476,136	$442,618	$324,746
Total outstanding borrowings—credit facility	**$ 3,000**	$ 38,022	$ 50,330	$ 86,435	$ 35,000
Total long-term liabilities	**$ 33,887**	$ 59,528	$ 78,102	$ 94,664	$ 51,024
Stockholders' equity	**$226,725**	$205,843	$312,468	$261,925	$210,702

(1) Kforce recognized a goodwill and intangible asset impairment charge of $129.4 million during 2008. The tax benefit associated with this impairment charge was $14.2 million, resulting in an after-tax impairment charge of $115.2 million.

Acquisitions were made in our fiscal years ended December 31, 2008, 2006 and 2005. These acquisitions were included in our Consolidated Financial Statements from the respective acquisition date. See Note 7—"Acquisitions" to the Consolidated Financial Statements for more detail on acquisitions made in 2008. During the three months ended June 30, 2008, Kforce sold its Scientific and per-diem Nursing business and completed efforts to wind down the remaining operations of its non per-diem Nursing business. As a result, the financial results of Scientific and Nursing have been presented as discontinued operations for each year presented in the table above. See Note 2—"Discontinued Operations" to the Consolidated Financial Statements for more detail.

STOCK PRICE PERFORMANCE

The following graph is a comparison of the cumulative total returns for Kforce common stock as compared with the cumulative total return for the NASDAQ Stock Market (U.S.) Index and the average performance of our 2009 Industry Peer Group (as listed below). Kforce's cumulative return was computed by dividing the difference between the price of Kforce common stock at the end of each year and the beginning of the measurement period (December 31, 2004 to December 31, 2009) by the price of Kforce common stock at the beginning of the measurement period. Cumulative total return for the peer group companies and the NASDAQ include dividends in the calculation of total return and are based upon an assumed $100 investment on December 31, 2004, with all returns weighted based on market capitalization at the end of each discrete measurement period. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of Kforce's common stock. For purposes of the stock price performance graph below, Kforce has been excluded from the industry peer group.


150
125
100
75
50
Dollars
2004
2005
2006
2007
2008
2009
End of Year
Kforce Inc.
NASDAQ Stock Market (Composite)
Industry Peer Group—Old
Industry Peer Group—New

Investment of $100 on December 31, 2004	2004	2005	2006	2007	2008	2009
Kforce Inc.	100.0	100.5	109.6	87.8	69.2	112.6
NASDAQ Stock Market (Composite)	100.0	101.4	111.0	121.9	72.5	104.3
Industry Peer Group—Old	100.0	116.4	122.7	91.2	62.5	80.4
Industry Peer Group—New	100.0	114.2	124.5	88.3	64.5	79.6

2009 Industry Peer Group:

AMN Healthcare Services Inc
CDI Corporation
Ciber, Inc.
Kelly Services, Inc.
Modis Professional Services, Inc.
On Assignment, Inc.
Resources Connection, Inc.
Robert Half International Inc.
Volt Information Sciences, Inc.

The industry peer group is one of the building blocks of executive compensation evaluation by providing our Compensation Committee fact-based data and providing insight into external compensation practices. The industry peer group provides information about pay magnitude, pay practices and performance comparison. The primary criterion for peer group selection includes peer company customers, geographical presence, talent, capital, complexity of operating model and annual revenues.

During 2009, Kforce replaced COMSYS IT Partners, Inc. ("COMSYS") and Spherion Corporation ("Spherion") with AMN Healthcare Services, Inc. and Resources Connection, Inc. in its industry peer group. This decision was primarily driven by the lack of comparability of the market capitalization of COMSYS in early 2009, and differences between Spherion's mix of temporary staffing services and ours.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock trades on the NASDAQ Global Select Market under the symbol "KFRC." The following table sets forth, for the periods indicated, the high and low intra-day sales price of our common stock, as reported on the NASDAQ Global Select Market. These prices represent inter-dealer quotations without retail markups, markdowns or commissions, and may not represent actual transactions.

Three Months Ended	March 31,	June 30,	September 30,	December 31,
2009				
High	**$8.31**	**$11.20**	**$12.65**	**$14.43**
Low	**$5.44**	**$ 6.69**	**$ 8.05**	**$10.34**
2008				
High	$9.72	$ 9.63	$11.55	$10.49
Low	$7.52	$ 7.95	$ 7.36	$ 5.16

From January 1, 2010 through March 3, 2010, the high and low intra-day sales price of our common stock was $15.89 and $12.32, respectively. On March 3, 2010, the last reported sale price of our common stock on the NASDAQ Global Select Market was $14.13 per share.

Holders of Common Stock

On March 3, 2010, there were approximately 216 holders of record.

Dividends

Since our initial public offering in 1995, Kforce has not paid any cash dividends on its common stock and has no current intention to do so. Kforce is not restricted under its currently existing Credit Facility from paying dividends.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the risks inherent in its operations, Kforce is exposed to certain market risks, primarily changes in interest rates. The sensitivity analysis presented below for our Credit Facility is based on a 10% change in interest rates. This change is a hypothetical scenario and is used to calibrate potential risk and does not represent our view of future market changes.

As of December 31, 2009, we had $3.0 million outstanding under our Credit Facility. Our weighted average effective interest rate on our Credit Facility was 1.49% at December 31, 2009. A hypothetical 10% increase in interest rates in effect at December 31, 2009 would not have a significant effect on Kforce's annual interest expense.

We do not believe that we have a material exposure to fluctuations in foreign currencies because our international operations represented approximately 1% of net service revenues for the year ended December 31, 2009, and because our international operations' functional currency is the U.S. Dollar. However, Kforce will continue to assess the impact which currency fluctuations could have on our operations going forward.

BUSINESS OVERVIEW

Company Overview

We are a national provider of professional and technical specialty staffing services and solutions and operate through our corporate headquarters in Tampa, Florida as well as our 63 field offices, which are located throughout the United States and two offices in Manila, Philippines. Kforce is a Florida corporation and was formed in August 1994 as a result of the combination of Romac & Associates, Inc. and three of its largest franchises. Kforce completed its Initial Public Offering in August 1995.

We provide our clients staffing services and solutions through four operating segments: Technology, Finance and Accounting, Health and Life Sciences and Government Solutions.

Technology ("Tech")

The U.S. Bureau of Labor Statistics ("BLS") lists network systems and data communications analysts among the fastest-growing industries over the last decade. The shortage of technical expertise to operate, upgrade and maintain the advanced systems that businesses have acquired over the last decade is a major catalyst contributing to the growth of this segment. Our Tech personnel provide both temporary staffing and search placement services to our clients focusing primarily on more sophisticated areas of information technologies (i.e., systems/applications programmers, systems analysts, enterprise data management and e-business and networking technicians). While our Tech flexible staffing ("Flex") business continues to produce strong results relative to our other operations, and we believe that the long-term business catalysts of technology remain in place, there can be no assurance that these strong results will continue, given the uncertainty in the near-term economic environment.

Our Tech segment provides service to clients with a strong footprint in healthcare, financial services and government integrators. Additionally, our Tech segment includes the results of Kforce Global Solutions, Inc. ("Global"), a wholly-owned subsidiary. Global provides information technology outsourcing solutions internationally through two offices located in the Philippines. Our international operations comprised approximately 1% of net service revenues for the three years ended December 31, 2009.

Finance and Accounting ("FA")

Our FA personnel provide both temporary staffing and search placement services to our clients in areas such as: taxation, budget preparation and analysis, financial reporting, cost analysis, accounts payable, accounts receivable, professional administrative, credit and collections, general accounting, audit services, and systems and controls analysis and documentation to support compliance work under Section 404 of the Sarbanes-Oxley Act of 2002. Our FA segment provides service to clients with a strong footprint in financial services and government integrators. We believe we have a reputation for providing qualified finance and accounting professionals to commercial businesses.

Health and Life Sciences ("HLS")

Our HLS segment includes our Clinical Research and Healthcare specialties and provides both temporary staffing and search placements services to our clients. These categories primarily consist of clinical research associates for the pharmaceutical industry and health care information management professionals for hospitals and healthcare facilities. The HLS segment is characterized by contracts and relationships that are longer term in nature as compared to our Tech and FA segments. A substantial portion of the sales and recruiting functions for the HLS segment are provided from our corporate headquarters. Consistent with the consolidation that has occurred within the pharmaceutical sector over the last several years, a material portion of revenue within HLS is concentrated in a relatively small number of clients. For the year ended December 31, 2009, the single largest client within the HLS segment comprised approximately 34.3% of this segment's total revenue and 6.2% of total Kforce revenue.

Government Solutions ("GS")

The Federal Government is one of the largest consumers of information technology, spending approximately $74 billion in 2009. Our GS segment provides Tech and FA professionals to the Federal Government, primarily as a prime contractor. GS also serves as a subcontractor to prime contractors, and we believe that our ability to source professional candidates for assignments, in combination with our prime contractor relationships, will allow us to pursue additional opportunities in this sector. The acquisition of RDI Systems, Inc., d/b/a dNovus RDI ("RDI" or "dNovus"), in 2008 was an important milestone, as our GS segment now has annualized revenues in excess of $100 million, which we believe provides this segment with access to more significant government contracts. Substantially all GS services are supplied to the Federal Government through field offices located in the Washington, D.C. and San Antonio, Texas areas.

Kforce organizes and manages its FA and Tech business units along regional market lines: Atlantic, North and Western markets. Kforce believes this operational alignment supports a more customer-centric organization, leverages our best leaders, leverages client relationships across functional offerings, and streamlines the organization by placing senior management closer to the customer as well as achieving greater cost efficiency. The HLS and GS segments are organized and managed by specialty because of the unique operating characteristics of each business.

Our quarterly operating results are affected by the number of billing days in a quarter and the seasonality of our customers' businesses. The majority of our operating segments are significantly impacted by the increase in the number of holidays and vacation days taken during the fourth quarter of the calendar year. In addition, we experience an increase in direct costs of services and a corresponding decrease in gross profit in the first fiscal quarter of each year, as a result of certain annual U.S. state and federal employment tax resets at the beginning of each year.

In addition to the traditional "back office" support services such as payroll, billing, accounting and finance, legal, treasury and tax, which are highly centralized, our headquarters provides support services to our field offices in areas such as human resources, nationwide recruiting, consultant care, training, marketing, and national sales and sales support initiatives.

Kforce's staffing services consist of Flex and search ("Search").

Flex

We provide our clients with qualified individuals ("consultants") on a temporary basis when it is determined that the consultants have the appropriate skills and experience and are "the right match" for our clients. Our success is dependent upon our employees' ("associates") ability to: (1) understand and acknowledge the clients' needs; (2) determine and understand the capabilities of the consultants being recruited; and (3) deliver and manage the client-consultant relationship to the satisfaction of both our clients and our consultants. Proper execution by our associates and our consultants directly impacts the longevity of the assignments and increases the likelihood of being able to generate repeat business with our clients.

The Flex business comprised 96.9% of our revenues for the year ended December 31, 2009 and is driven by the number of total hours billed and established bill rates. Flex gross profit is determined by deducting consultant pay, benefits and other related costs from Flex revenues. Flex associate commissions, related taxes and other compensation and benefits as well as field management compensation are included in Selling, General and Administrative expenses ("SG&A"), along with administrative and corporate compensation. The Flex business model involves attempting to maximize the number of consultant hours and bill rates, while managing consultant pay rates and benefit costs, as well as compensation and benefits for our core associates. Flex revenues also include solutions provided through our GS segment. This revenue involves providing longer-term contract services to the customer primarily on time-and-materials, fixed-price, and cost-plus basis.

Search

The Search business is a smaller, yet important, part of our business that involves locating qualified individuals ("candidates") for permanent placement with our clients. We primarily perform these searches on a contingency basis; thus, fees are only earned if the candidates are ultimately hired by our clients. The typical structure for search fees is based upon a percentage of the placed individual's annual compensation in their first year of employment, which is known at the time of placement. We recruit permanent employees from our Flex consultant population, from the job boards, from our associates' networks and from passive candidates we identify who are currently employed and not actively seeking another position. Also, there are occasions where consultants are initially assigned to a client on a Flex basis and later are converted to a permanent placement, for which we also receive a Search fee (referred to as "conversion revenue"). Kforce targets clients and recruits for both Flex and Search services, which contributes to our objective of providing integrated solutions for all of our clients' human capital needs.

Search revenues are driven by placements made and the resulting fees billed and are recognized net of an allowance for "fallouts," which occur when placements do not complete the applicable contingency period. Although the contingency period varies by contract, it is typically 90 days or less. This allowance for fallouts is estimated based upon historical experience with Search placements that did not complete the contingency period. There are no consultant payroll costs associated with Search placements and thus substantially all Search revenue increases gross profit by a like amount. Search associate commissions, compensation and benefits are included in SG&A.

In order to achieve greater stability in our revenue stream, Kforce management has deemphasized the contribution of Search revenues to total revenues over the last several years, primarily because of the highly volatile nature of the Search business. Search revenues comprised 3.1% of total revenue in 2009 in contrast to in excess of 20% in 2000.

Business Strategy

The key elements of our business strategy include the following:

Focus on Value-Added Services. We focus on providing specialty staffing services and solutions to our clients, specifically in the areas of Tech, FA, HLS, and GS. The placement of highly skilled personnel requires operational and technical skill to effectively recruit and evaluate personnel, match them to client needs, and manage the resulting relationships. We believe our historical focus in these markets, combined with our staff's operating expertise, provides us with a competitive advantage.

Build Long-Term, Consultative Relationships. We believe we have developed long-term relationships with our clients by repeatedly providing solutions to their specialty staffing requirements. We strive to differentiate ourselves by working closely with our clients to understand their needs and maximize their return on human assets. In addition, Kforce's ability to offer flexible staffing services, coupled with our permanent placement capability, offers the client a broad spectrum of specialty staffing services. We believe this ability enables Kforce to emphasize consultative rather than just transactional client relationships with the intent of expanding our share of our client's staffing needs.

Achieve Extensive Client Penetration. Our client development process focuses on contacts with client employees responsible for staffing decisions. Contacts are made within functional departments and at different organizational levels within our client companies. Our associates are trained to develop a thorough understanding of each client's total staffing requirements in order to expand our share of our client's staffing needs.

Recruit High-Quality Consultants. We place great emphasis on recruiting qualified consultants. We believe we have a recruiting advantage over our competitors who lack the ability to offer candidates flexible and permanent opportunities. We frequently place candidates seeking permanent employment in flexible assignments until a permanent position becomes available, as well as convert temporary candidates into permanent employees of our client companies.

Encourage Employee Achievement. We promote a quality-focused, results-oriented culture. Our field associates and corporate personnel are given incentives (which include competitions with significant prizes, incentive trips and internal recognition, in addition to bonuses) to encourage achievement of Kforce's corporate goals and high levels of service.

Focus on our Strategic Accounts. A focus of Kforce is in cultivating relationships with large clients, both in terms of annual revenues and geographic dispersion. For our Strategic Accounts, Kforce assigns a Strategic Account Executive who is responsible for managing all aspects of our client relationship.

Continue to Expand our National Recruiting Center. We believe our centralized National Recruiting Center ("NRC") offers Kforce a competitive advantage, and we believe that the NRC is particularly effective at meeting the demands of our Strategic Accounts as well as other demands for high-volume staffing. The NRC identifies and interviews active candidates from nationally contracted job boards as well as other sources, then forwards qualified candidates to Kforce field offices to be matched to available positions. The NRC primarily supports our Tech and FA segments; however, is also able to support our HLS segment. An expanding focus for the NRC is on Consultant Care and Retention, which aims to significantly enhance Kforce's relationship with the consultant from the beginning of an assignment through its conclusion and ultimately through redeployment. Another expanding focus of the NRC is around high-volume activities within the sales process which can be more efficiently executed in a centralized location, ultimately freeing up more time for our field-based associates.

Industry Overview

We serve Fortune 1000 companies, the Federal Government, state and local governments, local and regional companies, and small to mid-sized companies. Our 10 largest clients represented 23.5% of revenues for the year ended December 31, 2009. The specialty staffing industry is made up of thousands of companies, most of which are small local firms providing limited service offerings to a relatively small local client base. We believe Kforce is one of the 10 largest publicly-traded specialty staffing firms in the United States. According to a recent report by Staffing Industry Analysts, 111 companies reported at least $100 million in U.S. staffing revenue in 2008. Competition in a particular market can come from many different companies, both large and small. We believe, however, that our geographic presence, diversified service offerings, centralized recruiting through our NRC and focus on consistent service and delivery, all provide a competitive advantage, particularly with clients that have operations in multiple geographic markets.

The specialty staffing industry is significantly impacted by the economic environment. Based upon past economic cycles experienced by Kforce, we believe that times of sustained economic recovery generally stimulate demand for substantial additional U.S. workers and, conversely, an economic slowdown results in a contraction in demand for additional U.S. workers. We also believe that Flex demand generally increases before demand for permanent placements increases. In addition, we believe that our diversified portfolio of service offerings are concentrated in areas with significant growth opportunities in both the short and long term. We also believe that temporary staffing may become a higher percentage of total U.S. non-farm payroll, particularly in the professional, technical and government areas, in the future.

According to an industry report, the United States temporary staffing industry generated estimated revenue of $89.4 billion in 2005, $94.8 billion in 2006, $96.7 billion in 2007, and $92.6 billion in 2008, with projected revenue of $70.5 billion in 2009 and $75.8 billion in 2010. Of course, no reliable predictions can be made about the general economy, the staffing industry as a whole, or specialty staffing in particular, which we believe will experience increasing demand.

Since 2006, Kforce management has executed on a strategy to enter and significantly expand its presence in the Federal Government contracting space. Kforce acquired RDI in 2008 and acquired PCCI Holdings, Inc. ("PCCI") and Bradson Corporation ("Bradson") in 2006, each of which had a significant presence and reputation serving the Federal Government contracting space. We believe that the results of operations in the GS segment will have more stable growth during variable economic cycles. This is a result of the growth of the federal agencies that are customers of Kforce such as Veteran Affairs, the Department of Defense and the Department of Homeland Security.

We believe that the streamlining of our operations and centralizing of certain support functions have positioned us well for the future. We cannot, however, provide any assurances that customer demand for our specialty staffing services will grow. In addition, Kforce has a number of competitors that are increasingly utilizing a lower-priced, preferred-vendor staffing model. Also, many clients are seeking "offshore" solutions, which could negatively impact many of the Kforce business segments. Finally, the specialty staffing sector is constantly faced with increasing competition for skilled candidates. Each of these factors, among others, may impact the future growth and profitability of Kforce.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand Kforce, our operations and our present business environment. MD&A is provided as a supplement to—and should be read in conjunction with—our Consolidated Financial Statements and the accompanying notes thereto contained in this Annual Report as well as the Business Overview for an overview of our operations and business environment. This overview summarizes the MD&A, which includes the following sections:

- *Executive Summary*—an executive summary of our 2009 results.
- *Critical Accounting Estimates*—a discussion of the accounting estimates that are most critical to aid in fully understanding and evaluating our reported financial results and that require management's most difficult, subjective or complex judgments.
- *New Accounting Standards*—a discussion of recently issued accounting standards and their potential impact on our Consolidated Financial Statements.
- *Results of Operations*—an analysis of Kforce's consolidated results of operations for the three years presented in our Consolidated Financial Statements. In order to assist the reader in understanding our business as a whole, certain metrics are presented for each of our four segments.
- *Liquidity and Capital Resources*—an analysis of cash flows, off-balance sheet arrangements, stock repurchases and contractual obligations and commitments and the impact of changes in interest rates on our business.

During 2008, Kforce sold its Scientific and per-diem Nursing businesses. See Note 2—"Discontinued Operations" to the Consolidated Financial Statements for a more detailed discussion. The results presented in the accompanying consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2008 and 2007 include activity relating to the Scientific and Nursing businesses as discontinued operations. Except as specifically noted, our discussions below exclude any activity related to the Scientific and Nursing businesses, which are addressed separately in the discussion of income from discontinued operations, net of income taxes.

EXECUTIVE SUMMARY

The following is an executive summary of what Kforce believes are important 2009 highlights, which should be considered in the context of the additional discussions herein and in conjunction with the Consolidated Financial Statements and notes thereto. We believe such highlights are as follows:

- Net service revenue decreased 8.7% to $910.1 million in 2009 from $997.0 million in 2008.
- Flex revenue decreased 5.3% to $881.7 million in 2009 from $931.0 million in 2008.
- Search revenue decreased 57.0% to $28.4 million in 2009 from $66.0 million in 2008.
- Gross profit margin decreased 320 basis points to 31.4% in 2009 from 34.6% in 2008, primarily due to the significant decline in Search revenue.
- Flex gross profit margin decreased 70 basis points to 29.2% in 2009 from 29.9% in 2008, primarily resulting from the compression in the spread between our bill and pay rates.
- SG&A as a percentage of revenue for the year ended December 31, 2009 was 27.6% compared to 28.7% in 2008, which excludes a goodwill and intangible asset impairment charge in 2008 of $129.4 million or 13% as a percentage of revenues.
- Net income for 2009 of $12.9 million, which represents an increase of $97.0 million over the 2008 net loss of $84.1 million. The results for 2008 include an after-tax goodwill and intangible asset impairment charge of $115.2 million.
- The total amount outstanding under the Credit Facility decreased $35.0 million, or 92.1%, to $3.0 million as of December 31, 2009 from $38.0 million as of December 31, 2008.
- Cash provided by operating activities was $42.7 million for 2009, which represents a decrease of $46.6 million, or 52.2%, over the comparable period in 2008.
- Diluted earnings per share from continuing operations for the year ended December 31, 2009 was $0.33 compared to a loss of $2.26 in 2008 (the results for 2008 include an after-tax goodwill and intangible asset impairment charge of $115.2 million).

CRITICAL ACCOUNTING ESTIMATES

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In connection with the preparation of our Consolidated Financial Statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amount of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends, and other factors that management believes to be relevant at the time our Consolidated Financial Statements are prepared. On a regular basis, management reviews the accounting policies, estimates, assumptions and judgments to ensure that our Consolidated Financial Statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1—"Summary of Significant Accounting Policies" to the Consolidated Financial Statements, included in this Annual Report. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Allowance for Doubtful Accounts, Fallouts and Other Accounts Receivable Reserves See Note 1—"Summary of Significant Accounting Policies" to the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of our policies related to determining our allowance for doubtful accounts, fallouts and other accounts receivable reserves.	Kforce performs an ongoing analysis of factors including recent write-off and delinquency trends, changes in economic conditions, a specific analysis of material accounts receivable balances that are past due, and concentration of accounts receivable among clients, in establishing its allowance for doubtful accounts. In addition, management considered the continued uncertainty in the economic climate including its potential impact on the expected delinquency rate of our portfolio. Kforce estimates its allowance for Search fallouts based on our extensive historical experience with the actual occurrence of fallouts.	We have not made any material changes in the accounting methodology used to establish our allowance for doubtful accounts and fallouts. As of December 31, 2009 and 2008, the allowance was 5.1% and 4.6% as a percentage of gross accounts receivable, respectively. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our allowance for doubtful accounts. However, if our estimates regarding estimated accounts receivable losses are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in actual accounts receivable losses reserved for at December 31, 2009, would have impacted our net income by approximately $0.4 million. Although we do not believe that there is a reasonable likelihood that there will be a material change in the actual occurrence of fallouts, a 10% difference in our actual fallout experience reserved for at December 31, 2009, would have impacted our net income for 2009 by less than $0.1 million.
Goodwill Impairment We evaluate goodwill for impairment annually or more frequently whenever events and circumstances indicate the carrying value of the goodwill may not be recoverable. See Note 6—"Goodwill and Other Intangible Assets" to the Notes to Consolidated Financial Statements, included in this Annual Report for a complete discussion of the valuation methodology employed. We completed our annual assessment of goodwill impairment as of December 31, 2009 using the methodology described therein and determined there was no impairment. The carrying value of goodwill as of December 31, 2009 was $137.9 million.	We determine the fair value of our reporting units using widely accepted valuation techniques, including discounted cash flow and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions such as an appropriate rate to discount expected future cash flows and to apply judgment to estimate industry economic factors and the likelihood of achieving forecasted operating results. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.	We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for impairment losses on goodwill and other intangible assets. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to impairment charges that could be material. Impairment was not indicated for any of our reporting units based on the results of the first step of the impairment analysis during 2009. The fair value for Tech, FA, HLS and GS reporting units exceeded their carrying values by 70%, 126%, 62% and 84%, respectively.
Acquisitions—Purchase Price Allocations In accordance with accounting for business combinations, we allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. We use all available information to estimate fair values and we adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information regarding asset valuations and liabilities assumed.	Our purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.	During the last three fiscal years, we have completed one acquisition. See Note 7—"Acquisitions" to the Notes to Consolidated Financial Statements, included in this Annual Report for the purchase price allocation calculations as well as a description of the methods used to value the identifiable intangible assets. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to complete the purchase price allocation and estimate the fair value of acquired assets and liabilities. However, if future results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Self-Insured Liabilities We are self-insured for certain losses related to health insurance and workers' compensation claims. However, we obtain third-party insurance coverage to limit our exposure to these claims. When estimating our self-insured liabilities, we consider a number of factors, including historical claims experience, internal claims management activities, demographic factors and severity factors. Periodically, management reviews its assumptions to determine the adequacy of our self-insured liabilities. Our liabilities for health insurance and workers' compensation claims as of December 31, 2009 were $3.4 million and $2.0 million, respectively.	Our self-insured liabilities contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date.	We have not made any material changes in the accounting methodology used to establish our self-insured liabilities during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our self-insured liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our self-insured liabilities related to health insurance and workers' compensation as of December 31, 2009 would have impacted our net income by approximately $0.3 million.
Stock-Based Compensation We have stock-based compensation plans, which includes options, stock appreciation rights and non-vested share awards and an employee stock purchase plan. See Note 1—"Summary of Significant Accounting Policies," Note 12—"Employee Benefit Plans," and Note 14—"Stock Incentive Plans" to the Notes to Consolidated Financial Statements, included in this Annual Report for a complete discussion of our stock-based compensation programs. We determine the fair value of our stock option awards and stock appreciation rights ("SARS") at the date of grant using widely accepted option-pricing models such as the Black-Scholes model as well as a lattice model. We determine the fair value of our restricted stock and performance accelerated restricted stock ("PARS") based upon the intrinsic value at the date of grant. We also utilize a lattice model to determine the derived service period of PARS. Management reviews its assumptions to determine the fair value of stock-based compensation awards.	Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, expected dividend yield, risk-free rates, future employee turnover rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the estimate of fair value. Restricted stock and PARS require management to make assumptions regarding the likelihood of achieving company or personal performance goals. SARS and PARS also have certain acceleration provisions, which are difficult to estimate but are factored into the derived service period.	We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in our Consolidated Financial Statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in our stock-based compensation expense would have impacted our 2009 net income by approximately $0.4 million.
Defined Benefit Pension Plan—United States We have a defined benefit pension plan that benefits certain named executive officers, the Supplemental Executive Retirement Plan ("SERP"). See Note 12—"Employee Benefit Plans" to the Notes to Consolidated Financial Statements included in this Annual Report for a complete discussion of the terms of this plan.	When estimating the obligation for our pension and postretirement benefit plans, management is required to make certain assumptions and to apply judgment with respect to determining the discount rate and expected future compensation increases for the participants in the plan.	We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our obligation. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in the discount rate used to measure the net periodic pension cost for the SERP during 2009 would not have had a significant impact on our 2009 net income.
Accounting for Income Taxes See Note 4—"Income Taxes" to the Notes to Consolidated Financial Statements, included in this Annual Report for a complete discussion of the components of Kforce's income tax expense as well as the temporary differences that exist as of December 31, 2009.	Our consolidated effective income tax rate is influenced by tax planning opportunities available to us in the various jurisdictions in which we conduct business. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions. Kforce is also required to exercise judgment with respect to the realization of our net deferred tax asset.	We do not believe that there is a reasonable likelihood that there will be a material change in our liability for uncertain income tax positions or our effective income tax rate. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses that could be material. A 0.50% change in our effective income tax rate from continuing operations would have impacted our 2009 net income by approximately $0.1 million.

NEW ACCOUNTING STANDARDS

In November 2008, the SEC issued for comment a proposed roadmap regarding the potential use of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS is a set of standards and interpretations adopted by the International Accounting Standards Board. Under the proposed roadmap, Kforce would be required to prepare its financial statements in accordance with IFRS in our fiscal year ending December 31, 2015. Kforce is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

In October 2009, the FASB issued guidance related to multiple-deliverable revenue arrangements. This guidance requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. This guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on our future Consolidated Financial Statements.

RESULTS OF OPERATIONS

Net service revenues for the years ended December 31, 2009 and 2008 were $910.1 million and $997.0 million, respectively, which represents a decrease of 8.7%. The decline was primarily due to our FA, HLS and Tech segments, which had year-over-year declines in net service revenues of 22.9%, 13.0% and 10.0%, respectively. Net service revenues for our GS segment for the year ended December 31, 2009 were $114.5 million as compared to $76.2 million in 2008 which represents an increase of 50.2%. Net service revenues for our GS segment for the year ended December 31, 2009 as compared to 2008 were significantly impacted by the acquisition of RDI, which was completed in December 2008. These operational results were achieved during a severe recessionary U.S. macro-economic environment, which included continued turmoil in the credit and financial markets, declining GDP, significant increases in the unemployment rate, including the rate for individuals with college degrees, and increasing jobless claims.

In what we believe was primarily as a result of the macro-economic environment, during 2009 Kforce experienced: (i) a significant decrease in Search revenue of 57.0%; (ii) a decrease in our gross profit margin of 320 basis points to 31.4%, (iii) a decrease in Flex revenues of 5.3%, which was minimized in 2009 due to the acquisition of RDI and (iv) a decline in Flex gross profit margins across all of our segments. There was a significant focus during this recession on closely managing discretionary spending within SG&A. As a result, SG&A declined as a percentage of revenue (excluding the 2008 impairment charge) by 110 basis points to 27.6% for the year ended December 31, 2009.

Management believes that the GS segment will have more stability during economic down cycles, primarily as a result of the nature of its operations generally being less dependent upon growth of the U.S. economy and the relative longer-term duration of its contracts. This is also a result of the growth of the federal agencies that are customers of Kforce, such as the Department of Defense and the Department of Homeland Security, and the use by many of these agencies of outsourced labor. Since the change in the administration has taken place, our GS segment has been impacted by delays in the timing of project awards as well as a continuing trend by the Federal Government to in-source certain functions. Management cannot predict the outcome of efforts to reduce federal spending and whether these efforts will materially impact the budgets of agencies that are customers of Kforce.

Although there can be no assurance that historical trends will continue, Search activity and Flex gross margins historically decrease heading into the troughs of an economic cycle, increase after economic conditions have shown sustained improvement, and are the strongest during the peak of an economic cycle. In addition, while we believe that Flex demand generally increases before demand for Search activity increases, Search revenue increased 13.0% in the fourth quarter of 2009 on a sequential basis. We believe this increase reflects clients rebuilding staff after significant reductions earlier in the year. The economic uncertainties in which we currently operate make it challenging for Kforce to predict its near-term future operating results.

We believe that initiatives undertaken during the last several years, such as restructuring both our back office and our field operations, and upgrading our corporate systems and other technology, have increased our operating efficiencies and have also enabled us to be more responsive to our clients. We expect to continue to invest in improving this platform to optimize performance during the next economic recovery. We believe our field operations model, which allows us to deliver our service offerings in a disciplined and consistent manner across all geographies and business lines, as well as our highly centralized back office operations, are competitive advantages and keys to our future growth and profitability. In addition, during the most recent positive economic cycle, our management team was successful in reducing Kforce's dependence on Search revenue, significantly increasing the GS segment's annualized revenues, divesting itself of non-core businesses, and further developing and refining our NRC in support of our field teams and Strategic Accounts. We believe that our diversified portfolio of service offerings, which are primarily domestic, will also be a key contributor to our long-term financial stability.

Net Service Revenues. The following table sets forth, as a percentage of net service revenues, certain items in our consolidated statements of operations for the years ended:

December 31,	**2009**	2008	2007
Revenue by Segment:			
Tech	**51.4%**	52.1%	53.3%
FA	**17.9**	21.2	24.0
HLS	**18.1**	19.0	16.4
GS	**12.6**	7.7	6.3
Net service revenues	**100.0%**	100.0%	100.0%
Revenue by Time:			
Flex	**96.9%**	93.4%	92.2%
Search	**3.1**	6.6	7.8
Net service revenues	**100.0%**	100.0%	100.0%
Gross profit	**31.4%**	34.6%	36.2%
Selling, general and administrative expenses	**27.6%**	41.7%	28.0%
Income (loss) from continuing operations, before income taxes	**2.4%**	(8.7)%	6.2%
Income (loss) from continuing operations	**1.4%**	(8.9)%	3.8%
Net income (loss)	**1.4%**	(8.4)%	4.1%

The following table details net service revenues for Flex and Search revenue by segment and changes from the prior year.

(In thousands)	**2009**	**Increase (Decrease)**	2008	Increase (Decrease)	2007
Tech					
Flex	**$457,544**	**(7.2)%**	$493,282	0.9%	$488,968
Search	**10,280**	**(61.3)%**	26,585	(10.8)%	29,820
Total Tech	**$467,824**	**(10.0)%**	$519,867	0.2%	$518,788
FA					
Flex	**$146,186**	**(16.0)%**	$174,039	(8.3)%	$189,824
Search	**16,670**	**(55.2)%**	37,220	(14.0)%	43,301
Total FA	**$162,856**	**(22.9)%**	$211,259	(9.4)%	$233,125
HLS					
Flex	**$163,481**	**(12.8)%**	$187,486	19.8%	$156,478
Search	**1,452**	**(33.4)%**	2,180	(17.0)%	2,626
Total HLS	**$164,933**	**(13.0)%**	$189,666	19.2%	$159,104
GS					
Flex	**$114,523**	**50.2%**	$ 76,225	23.4%	$ 61,764
Search	**—**	**—**	—	—	—
Total GS	**$114,523**	**50.2%**	$ 76,225	23.4%	$ 61,764
Total Flex	**$881,734**	**(5.3)%**	$931,032	3.8%	$897,034
Total Search	**28,402**	**(57.0)%**	65,985	(12.9)%	75,747
Total Revenue	**$910,136**	**(8.7)%**	$997,017	2.5%	$972,781

While quarterly comparisons are not fully discussed herein, certain quarterly revenue trends are referred to in discussing annual comparisons. This 2009 quarterly information is presented for this purpose only.

	Three Months Ended			
(In thousands, except Billing Days)	**December 31**	**September 30**	**June 30**	**March 31**
Billing Days	**61**	**64**	**64**	**62**
Flex Revenue				
Tech	**$116,817**	**$114,777**	**$111,022**	**$114,928**
FA	**35,432**	**37,615**	**37,139**	**36,000**
HLS	**37,203**	**40,167**	**41,509**	**44,602**
GS	**27,747**	**29,163**	**29,656**	**27,957**
Total Flex	**$217,199**	**$221,722**	**$219,326**	**$223,487**
Search Revenue				
Tech	**$ 2,661**	**$ 2,553**	**$ 2,456**	**$ 2,610**
FA	**4,464**	**3,675**	**3,957**	**4,574**
HLS	**278**	**323**	**213**	**638**
Total Search	**$ 7,403**	**$ 6,551**	**$ 6,626**	**$ 7,822**
Total Revenue				
Tech	**$119,478**	**$117,330**	**$113,478**	**$117,538**
FA	**39,896**	**41,290**	**41,096**	**40,574**
HLS	**37,481**	**40,490**	**41,722**	**45,240**
GS	**27,747**	**29,163**	**29,656**	**27,957**
Total Revenue	**$224,602**	**$228,273**	**$225,952**	**$231,309**

Flex Revenues. The primary drivers of Flex revenues are the number of consultant hours worked, the consultant bill rate per hour and, to a limited extent, the amount of billable expenses incurred by Kforce.

Excluding our GS segment, Kforce experienced Flex revenue declines during the year ended December 31, 2009 across all segments, which we believe is primarily a result of the macro-economic environment. Of all of our segments, our FA segment was most significantly impacted by the macro-economic environment.

We believe our Flex revenues for our largest segment, Tech, have held up well compared to previous economic downturns, which we believe is primarily a result of our great people, the candidate skill sets that are in demand, and our field operations model. We believe that this model allows us to deliver our service offerings in a disciplined and consistent manner across all geographies and business lines. This delivery model includes our NRC, which we believe has been effective in increasing the quality and speed of delivery to our clients, particularly our Strategic Accounts. We also believe that unlike the late 1990s and early 2000s, our customers generally did not over-hire during the most recent economic expansion. We also do not believe that an exaggerated technology bubble similar to that which occurred prior to the last economic downturn, which decreased demand for our Tech segment, developed prior to the current downturn.

Although our GS segment demonstrated strong results for the years ended December 31, 2009 and 2008, the macro-economic environment as well as the political landscape has adversely impacted results. As previously mentioned, we expect this business to be more stable during these difficult economic times given the nature of its operations generally being less dependent upon the growth of the U.S. economy, although future deficit reduction efforts could have a material negative impact upon GS. The majority of our GS contracts contain an initial one-year term with four option years, which are typically exercised. At the end of this term, the contract award typically goes through a competitive bidding process to retain the contract. During 2009, approximately 60% as a percentage of revenue of our GS segment's contracts were subject to the re-compete process. Of the contracts that were subject to the re-compete process, approximately 82% (expressed as a percentage of revenue) of those were successfully retained, which we believe is primarily a result of client service, competitive pricing, as well as the relationships that have been built with our customers.

The Clinical Research business within our HLS segment saw a decrease in activity in 2009, which we believe reflects the cost-cutting initiatives of large pharmaceutical companies as well as delays in hiring activity resulting from several mergers within this sector. The Healthcare business within our HLS segment, which primarily consists of professionals providing medical coding and transcription services to hospitals and other healthcare facilities, saw its Flex revenues impacted by declining trends in hospital census and the declining use of traveling medical coders.

The following table details total Flex hours for each segment and percentage changes over the prior period for the years ended December 31:

(In thousands)	**2009**	**Increase (Decrease)**	2008	Increase (Decrease)	2007
Tech	**7,304**	**(4.0)%**	7,606	3.3%	7,366
FA	**4,378**	**(9.5)%**	4,840	(8.7)%	5,304
HLS	**1,873**	**(12.0)%**	2,129	3.9%	2,049
GS	**1,273**	**51.4%**	841	24.0%	678
Total hours	**14,828**	**(3.8)%**	15,416	0.1%	15,397

The changes in billable expenses, which are included as a component of net services revenues, are primarily attributable to increases or decreases in project work. Flex billable expenses for each of our segments were as follows for the years ended December 31:

(In thousands)	**2009**	**Increase (Decrease)**	2008	Increase (Decrease)	2007
Tech	**$ 3,983**	**57.1%**	$ 2,536	(23.4)%	$ 3,310
FA	**188**	**(39.7)%**	312	(2.8)%	321
HLS	**14,016**	**(32.3)%**	20,695	17.5%	17,615
GS	**1,163**	**315.4%**	280	(19.5)%	348
Total billable expenses	**$19,350**	**(18.8)%**	$23,823	10.3%	$21,594

Search Fees. The increase or decrease in Search fees is primarily attributable to the increase or decrease in the number of placements as well as the average fee earned on each placement. Our GS segment does not make permanent placements.

As previously mentioned, Search activity historically decreases heading into the troughs of an economic cycle, increases after economic conditions have shown sustained improvement, and is the strongest during the peak of an economic cycle. We cannot provide any assurances, however, that historical trends will continue. In 2009, Kforce experienced significant declines in Search fees compared to 2008, which was expected as the U.S. economic environment sharply declined. Search revenue increased 13.0% in the fourth quarter of 2009 on a sequential basis, which we believe reflects clients rebuilding staff after significant reductions earlier in the year.

Over the last several years, Kforce has made a concerted effort to de-emphasize the contribution of Search fees to overall net service revenues, which is primarily a result of the highly volatile nature of the Search business as well as the costs that must be invested in establishing and maintaining the workforce.

Total placements for each segment were as follows for the years ended December 31:

	2009	**Increase (Decrease)**	2008	Increase (Decrease)	2007
Tech	**739**	**(55.6)%**	1,665	(12.4)%	1,901
FA	**1,443**	**(48.3)%**	2,792	(14.7)%	3,273
HLS	**100**	**(30.6)%**	144	(7.1)%	155
Total placements	**2,282**	**(50.4)%**	4,601	(13.7)%	5,329

The average fee per placement for each segment was as follows for the years ended December 31:

	2009	**Increase (Decrease)**	2008	Increase (Decrease)	2007
Tech	**$13,911**	**(12.9)%**	$15,972	1.8%	$15,685
FA	**11,549**	**(13.4)%**	13,329	0.7%	13,231
HLS	**14,524**	**(4.0)%**	15,131	(10.6)%	16,916
Total average placement fee	**$12,444**	**(13.2)%**	$14,341	0.9%	$14,214

Gross Profit. Gross profit on Flex billings is determined by deducting the direct cost of services (primarily flexible personnel payroll wages, payroll taxes, payroll-related insurance, and subcontract costs) from net Flex service revenue. In addition, consistent with industry practices, gross profit dollars from Search fees are equal to revenues, because there are generally no direct costs associated with such revenues.

The following table presents, for each segment, the gross profit percentage for the year as well as the increase or decrease over the preceding period, as follows:

	2009	**Increase (Decrease)**	2008	Increase (Decrease)	2007
Tech	**28.6%**	**(7.7)%**	31.0%	(5.2)%	32.7%
FA	**38.0%**	**(15.9)%**	45.2%	(1.1)%	45.7%
HLS	**29.9%**	**(5.1)%**	31.5%	(3.7)%	32.7%
GS	**35.8%**	**(4.0)%**	37.3%	(3.9)%	38.8%
Total gross profit percentage	**31.4%**	**(9.2)%**	34.6%	(4.4)%	36.2%

Changes in the amount of Search fees as a percentage of total revenue can significantly impact total gross profit percentage because Search revenue contributes 100% to gross profit, as described previously. Given this dynamic, Kforce monitors the gross profit percentage as a percentage of Flex revenues, which is referred to as the Flex gross profit percentage. This provides management with the necessary insight into the other drivers of total gross profit percentage such as changes in volume evidenced by changes in hours billed for Flex and changes in the spread between bill rate and pay rate for Flex ("Flex Rate").

The decrease in Search gross profit from 2008 to 2009 was $37.6 million, composed of a $30.9 million decrease in volume and a $6.7 million decrease in rate. The decrease in Search gross profit from 2007 to 2008 was $9.8 million, composed of a $10.5 million decrease in volume and a $0.7 million increase in rate.

The following table presents, for each segment, the Flex gross profit percentage for the years ended December 31:

	2009	**Increase (Decrease)**	2008	Increase (Decrease)	2007
Tech	**27.0%**	**(1.1)%**	27.3%	(4.5)%	28.6%
FA	**30.9%**	**(7.8)%**	33.5%	0.6%	33.3%
HLS	**29.2%**	**(4.9)%**	30.7%	(2.8)%	31.6%
GS	**35.8%**	**(4.0)%**	37.3%	(3.9)%	38.8%
Total Flex gross profit percentage	**29.2%**	**(2.3)%**	29.9%	(2.9)%	30.8%

The decrease in Flex gross profit from 2008 to 2009 was $21.1 million, composed of a $10.3 million decrease in volume and a $10.8 million decrease in rate. The increase in Flex gross profit from 2007 to 2008 was $2.4 million, composed of a $0.3 million increase in volume and a $2.1 million increase in Flex Rate.

The Flex gross profit percentage was negatively impacted in 2009 by the macro-economic environment and the compression that occurred in the spread between Kforce's bill and pay rates, which is primarily due to the lag in Kforce's ability to reduce pay rates as quickly as bill rates decline. The Flex gross profit decrease in our FA segment in 2009 was also impacted by a shift in Flex hours to clients with higher volume and lower gross margins. In our GS segment, the Flex gross profit was also adversely impacted by the acquisition of RDI, which primarily provides information technology staffing services and solutions to the Federal Government at margins lower than our historical GS segment. Additionally, payroll taxes, particularly unemployment taxes, have risen in recent years and are anticipated to rise again in 2010 primarily as a result of many of the states in which Kforce conducts business having significantly increased their state unemployment tax rates in an effort to increase funding for unemployment benefits. This is anticipated to adversely impact our Flex gross profit percentages across our segments in 2010 due to the previously mentioned lag.

Selling, General and Administrative ("SG&A") Expenses. For the years ended December 31, 2009, 2008 and 2007, total commissions, compensation, payroll taxes, and benefit costs as a percentage of SG&A represented 82.1%, 55.8% (81.1% excluding the goodwill and intangible asset impairment charge) and 82.6%, respectively. Commissions and related payroll taxes and benefit costs are variable costs driven primarily by revenue and gross profit levels, and associate performance. Therefore, as gross profit levels change, these expenses would also generally be anticipated to change but remain relatively consistent as a percentage of revenues.

The following table presents these components of SG&A along with an "other" caption, which includes bad debt expense, lease expense, professional fees, travel, telephone, computer and certain other expenses, as an absolute amount and as a percentage of total net service revenues for the years ended December 31:

(In thousands)	**2009**	**% of Revenue**	2008	% of Revenue	2007	% of Revenue
Compensation, commissions, payroll taxes and benefits costs	**$206,315**	**22.7%**	$232,189	23.3%	$224,967	23.1%
Other	**44,083**	**4.8%**	54,286	5.4%	47,368	4.9%
Impairment charge	**870**	**0.1%**	129,409	13.0%	—	—
Total SG&A	**$251,268**	**27.6%**	$415,884	41.7%	$272,335	28.0%

SG&A as a percentage of net service revenues decreased 14.1% in 2009 as compared to 2008, which is primarily a result of the impairment charge in 2008 of $129.4 million included in the table above. Excluding the goodwill and intangible asset impairment charge in 2008, SG&A as a percentage of net service revenues decreased 1.1% in 2009 as compared to 2008. This was primarily attributable to the following:

- Decrease in commission expense of 1.7% of net service revenues, which was primarily attributable to: (i) a decline in the percentage contribution of Search fees, which generally have a higher commission rate, to total gross profit; (ii) performance being driven by a favorable shift in the retention of our tenured associates; and (iii) an overall reduction in headcount.
- Decrease in bad debt expense of 0.6% of net service revenues, which was primarily attributable to the significant increase in 2008 of the level of our allowance for doubtful accounts to reflect conditions such as the rise in business failures resulting from the turmoil in the financial and credit markets, growing concerns of a U.S. recession and our exposure to customers in high-risk sectors such as the financial services industry.
- Decrease of 0.3% as a percentage of revenue in discretionary expenses such as travel, office-related expenses including postage and supplies, and telephone as a result of a focus on cost containment.
- Increase in compensation and benefits of 1.0% of net service revenues, which was primarily related to an increase in overall compensation to facilitate the retention of our associates in anticipation of the expected future economic recovery and an increase in the cost of providing health insurance to our employees. These increases were partially offset by decreases in: (i) stock-based compensation expense and (ii) payroll taxes.

Depreciation and Amortization. The following table presents depreciation and amortization expense by major category for the years ended December 31, 2009, 2008 and 2007 as well as the increases (decreases) experienced during 2009 and 2008:

(In thousands)	**2009**	**Increase (Decrease)**	2008	Increase (Decrease)	2007
Fixed asset depreciation	**$ 3,167**	**14.0%**	$ 2,777	18.0%	$ 2,353
Capital lease asset depreciation	**2,084**	**(21.0)**	2,638	(11.1)	2,969
Capitalized software amortization	**4,426**	**(6.2)**	4,720	29.6	3,641
Intangible asset amortization	**1,996**	**(45.9)**	3,689	(33.2)	5,524
Total depreciation and amortization	**$11,673**	**(15.6)%**	$13,824	(4.6)%	$14,487

Fixed Asset Depreciation: The $0.4 million increases in 2009 and 2008 were primarily related to increases in the purchases of computer hardware, furniture and leasehold improvements, which were primarily for expansions in our business and the number of field office lease renewals.

Capital Lease Asset Depreciation: The $0.6 million and $0.3 million decrease in 2009 and 2008, respectively, were primarily related to the reduction in costs associated with certain capital leases in 2009 and 2008, and decisions to purchase more significant computer equipment in 2008 as opposed to leasing.

Capitalized Software Amortization: The $0.3 million decrease in 2009 is primarily related to certain software becoming fully amortized during late 2008 and 2009. The $1.1 million increase in 2008 is primarily related to the commencement of amortization on the new back office computer system software in August 2007 offset by the completion of amortization of the front office system in April 2008. During 2007, Kforce implemented additional back office system software modules, which we believe have enhanced the efficiency and performance of our sales and delivery activities such as our order, time entry, billing and cash receipt processes as well as improved customer service.

Intangible Asset Amortization: The $1.7 million and $1.8 million decrease in 2009 and 2008, respectively, are primarily related to the completion of amortization of certain identifiable intangible assets acquired in the 2004 acquisition of Hall Kinion and the 2005 acquisition of VistaRMS, Inc.

Other Expense, Net. Other expense, net was $1.1 million in 2009, $2.1 million in 2008 and $4.4 million in 2007, and consists primarily of interest expense related to Kforce's Credit Facility. The decrease of $1.0 million and $2.3 million, respectively, was primarily due to Kforce's continued emphasis on paying down outstanding debt during 2009 and 2008. The reduction in 2009 was also related to a decline in Kforce's weighted average borrowing rate.

Income Tax Expense. Income tax expense as a percentage of income from continuing operations before income taxes (our "effective rate for continued operations") for each of the three years ended December 31, 2009 was 41.2%, (2.2)%, and 39.3%, respectively. The change in the effective tax rate for 2009 was primarily related to the largely non-deductible goodwill impairment charge that occurred in 2008. The increase in Kforce's effective rate for 2009 is a result of lower pre-tax net income for 2009 as well as an increase in certain non-deductible expenses.

Income from Discontinued Operations, Net of Income Taxes. Discontinued operations include the consolidated income and expense of Kforce's Scientific and Nursing businesses. During the three months ended June 30, 2008, Kforce completed the sale of its Scientific and per-diem Nursing businesses resulting in a pretax gain of $7.3 million for the year ended December 31, 2008. Included in the determination of the pretax gain is $2.1 million of goodwill that was allocated to the carrying value of these businesses upon disposition, and transaction expenses which primarily included commissions, legal fees and transaction bonuses totaling $1.4 million.

Income tax expense as a percentage of income from discontinued operations, before income taxes, for the years ended December 31, 2008 and 2007 was 41.0% and 39.3%, respectively. The increase in the effective income tax rate of discontinued operations for the year ended December 31, 2008 is primarily related to the non-deductibility of a portion of the goodwill that was allocated to the carrying value of the per-diem Nursing business upon its disposition.

LIQUIDITY AND CAPITAL RESOURCES

To meet our capital and liquidity requirements, we primarily rely on operating cash flow as well as borrowings under our existing Credit Facility. At December 31, 2009, Kforce had $57.9 million in working capital compared to $60.3 million in 2008. Kforce's current ratio (current assets divided by current liabilities) was 1.7 at the end of 2009 and 2008. As a result of the significant reduction in Kforce's long-term debt driven primarily by strong cash flows from operations during the year ended December 31, 2009 our percentage of long-term debt (defined as borrowings under our Credit Facility) to equity decreased to 1.3% as of December 31, 2009 from 18.5% as of December 31, 2008.

Please see the accompanying Consolidated Statements of Cash Flows for each of the three years ended December 31, 2009 in the Consolidated Financial Statements for a more detailed description of our cash flows. Kforce is principally focused on achieving the appropriate balance in the following areas of cash flow: (i) achieving positive cash flow from operating activities; (ii) reducing the outstanding balance of our Credit Facility; (iii) repurchasing our common stock; (iv) investing in our infrastructure to allow sustainable growth via capital expenditures; and (v) making strategic acquisitions.

We believe that existing cash and cash equivalents, cash flow from operations, and available borrowings under our Credit Facility will be adequate to meet the capital expenditure and working capital requirements of our operations for at least the next 12 months. However, further deterioration in the economic environment and market conditions, among other things, could negatively impact operating results and liquidity as well as the ability of our lenders to fund borrowings. There is no assurance that: (i) our lenders will be able to fund our borrowings; or (ii) if operations were to deteriorate and additional financing were to become necessary, we would be able to obtain financing in amounts sufficient to meet operating requirements or at terms which are satisfactory and which allow us to remain competitive.

Actual results could also differ materially from those indicated as a result of a number of factors, including the use of currently available resources for possible acquisitions and possible additional stock repurchases.

The following table presents a summary of our cash flows from operating, investing and financing activities, as follows:

	Years Ended December 31,		
(In thousands)	**2009**	2008	2007
Cash provided by (used in):			
Operating activities	**$ 42,696**	$ 89,328	$ 48,770
Investing activities	**(6,039)**	(39,442)	(14,388)
Financing activities	**(34,505)**	(50,309)	(34,888)
Net increase (decrease) in cash and cash equivalents	**$ 2,152**	$ (423)	$ (506)

Discontinued Operations

As was previously discussed, Kforce sold its Scientific and its per-diem Nursing businesses on April 29, 2008 and June 29, 2008, respectively. The accompanying Consolidated Statements of Cash Flows have been presented on a combined basis (continuing operations and discontinued operations). Cash flows provided by discontinued operations for all prior periods, including the year ended December 31, 2008, were provided by operating activities and were not material to the capital resources of Kforce. In addition, the absence of cash flows from discontinued operations is not expected to have a significant effect on the future liquidity, financial position, or capital resources of Kforce.

Operating Activities

The significant variations in cash provided by operating activities and net income (loss) are principally related to adjustments to net income (loss) for certain non-cash charges such as the goodwill and intangible asset impairment charge, depreciation and amortization expense, stock-based compensation and the gain on sale of discontinued operations. These adjustments are more fully detailed in our Consolidated Statements of Cash Flows for the three years ended December 31, 2009 in the Consolidated Financial Statements. The largest source and use of operating cash flows for Kforce are the collection of customer accounts receivable and the payment of our employee and consultant population's compensation, which includes base salary, commissions and bonuses. The decrease in cash provided by operating activities in 2009 is primarily related to the reduction in collections of customer accounts receivable stemming from the severe decline in the macro-economic environment.

Investing Activities

Capital expenditures have been made over the years on Kforce's infrastructure as we anticipate growth in our business. Capital expenditures during 2009, 2008 and 2007 were $3.8 million, $8.5 million and $11.4 million, respectively. The capital expenditures in 2007 were substantially related to additional back office system software modules, which, as mentioned previously, went live during August 2007. We believe these investments have enhanced the efficiency and performance of our sales and delivery activities such as our order, time entry, billing and cash receipt processes as well as improved customer service. Capital expenditures during 2009 were below the levels of 2008 and 2007 primarily as a result of: (i) coming off significant investments in our technology infrastructure in recent years; (ii) prioritizing the uses of cash during the economic recession; and (iii) taking time to strategically plan for future investments. We believe that 2008 was a more normalized level of capital expenditures. Over the next 12 to 18 months we expect to continue to invest in our infrastructure ahead of what we expect to be the next positive economic cycle, in order to support the expected future growth in our business. We believe that these investments will, among other things, improve the performance and profitability of our associates and increase: (i) the efficiency and effectiveness of our delivery activities; (ii) the satisfaction of our customers; and (iii) the effectiveness of our incentive compensation programs. Kforce believes it has sufficient cash and availability under its Credit Facility to make any necessary capital expenditures in the foreseeable future.

Cash proceeds from the dispositions of our Scientific and per-diem Nursing businesses were $12.0 million for the year ended December 31, 2008. We continually review our portfolio of businesses and their operations in comparison to our internal strategic and performance objectives. As part of this review, we may acquire other businesses and further invest in, fully divest and/or sell parts of our current businesses.

Financing Activities

During 2008, open market repurchases of common stock were $36.7 million. There were no open market repurchases of common stock in 2009. In addition, the management of cash and positive operating cash flows allowed Kforce to reduce its outstanding borrowings under the Credit Facility to $3.0 million as of December 31, 2009 from $38.0 million as of December 31, 2008.

Credit Facility

Borrowings under the Credit Facility are limited to 85% of eligible accounts receivable, of which unbilled receivables can be no more than 40% of billed receivables, less certain minimum availability reserves, and bear interest at a rate of LIBOR plus 1.25% or Prime. Letters of credit issued under the Credit Facility require Kforce to pay a fronting fee equal to 0.125% of the amount of each letter of credit issued plus 1.25% per annum of the total amount of letters of credit outstanding. To the extent that Kforce has unused availability under the Credit Facility, an unused line fee is required to be paid equal to 0.25% of the average unused balance on a monthly basis. Borrowings under the Credit Facility are principally secured by our accounts receivable but are also secured by substantially all of the assets of Kforce. Under the Credit Facility, Kforce is required to maintain a minimum fixed charge coverage ratio in the event that it is unable to maintain minimum availability under the Credit Facility of $15 million. As of December 31, 2009, Kforce had availability under the Credit Facility in excess of the minimum requirement; therefore, the minimum fixed charge coverage ratio of 1.25 to 1.00 was not applicable. Kforce believes that it will be able to maintain the minimum availability requirement; however, in the event that Kforce is unable to do so, Kforce could fail the fixed charge coverage ratio, which would constitute an event of default. The Credit Facility expires during November 2011.

On September 15, 2009, and effective as of September 16, 2009, CIT assigned rights and obligations under the Credit Facility together with a corresponding portion of each of its outstanding committed loans and letter of credit obligations in an amount equal to $20.0 million to Wachovia. After giving effect to this assignment, the commitments of Wachovia and CIT under the Credit Facility are now $50.0 million and $15.0 million, respectively. Kforce Inc. incurred no fees in conjunction with this assignment and there was no impact to the maximum borrowings or other provisions within the Credit Facility.

As of December 31, 2009, $3.0 million was outstanding and $65.2 million was available under the Credit Facility. As of March 3, 2010, $22.3 million was outstanding and $60.7 million was available under the Credit Facility. Kforce is not currently aware of any inability of our bank group participants to provide access to the full commitment of funds that exist under our Credit Facility, if necessary. However, due to recent economic conditions and the deteriorating business climate facing financial institutions, there can be no assurance that such facility will remain available to Kforce, even though it is a binding commitment.

Off-Balance Sheet Arrangements

Kforce provides letters of credit to certain vendors in lieu of cash deposits. At December 31, 2009, Kforce had letters of credit outstanding for workers' compensation and other insurance coverage totaling $3.0 million and for facility lease deposits totaling $1.5 million. Kforce does not have any additional off-balance sheet arrangements that have had, or are expected to have, a material effect on our Consolidated Financial Statements.

Stock Repurchases

As of December 31, 2008, our Board of Directors had authorized $75.0 million of repurchases of our common stock, and $74.8 million remained available for future repurchases. During the year ended December 31, 2009, Kforce repurchased approximately 211.9 thousand shares of common stock for minimum income tax withholding on the exercising of stock options and the vesting of restricted stock awards at a total cost of $2.3 million. There were no open market repurchases during 2009. As of December 31, 2009, $72.5 million remains available for future repurchases.

On January 4, 2010, Kforce filed a Form 8-K with the SEC announcing that it had entered into a corporate stock repurchase plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which was effective from January 5, 2010 through February 11, 2010. This corporate stock repurchase plan was subject to certain price, market, volume and timing constraints, which were specified in the plan.

Contractual Obligations and Commitments

The following table presents our expected future contractual obligations as of December 31, 2009:

(In thousands)	Total	Payments due by period Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	$ 33,218	$ 8,628	$11,971	$ 7,569	$ 5,050
Capital lease obligations	3,877	1,759	1,882	236	—
Credit facility	3,000	—	3,000	—	—
Interest payable—credit facility (a)	127	45	82	—	—
Purchase obligations	7,981	4,550	2,620	687	124
Liability for unrecognized tax positions (b)	—	—	—	—	—
Deferred compensation plan liability (c)	16,808	1,049	1,715	326	13,718
Other (d)	—	—	—	—	—
Supplemental executive retirement plan (e)	42,027	—	—	10,603	31,424
Supplemental executive retirement health plan (e)	2,403	—	—	24	2,379
Foreign defined benefit pension plan (f)	13,746	—	198	123	13,425
Total	$123,187	$16,031	$21,468	$19,568	$66,120

(a) Kforce's weighted average interest rate as of December 31, 2009 was 1.49%, which was utilized to forecast the expected future interest rate payments. These payments are inherently uncertain due to interest rate and outstanding borrowings fluctuations that will occur over the remaining term of the Credit Facility, which expires in November 2011.

(b) Kforce's liability for unrecognized tax positions as of December 31, 2009 was $0.2 million. This balance has been excluded from the table above due to the significant uncertainty with respect to expected settlements.

(c) Kforce has a non-qualified deferred compensation plan pursuant to which eligible highly-compensated key employees may elect to defer part of their compensation to later years. These amounts, which are classified as other accrued liabilities and other long-term liabilities, respectively, are payable upon retirement or termination of employment. Amounts payable upon the retirement or termination of employment may become payable during the next five years if covered employees schedule a distribution, retire or terminate during that time.

(d) Kforce provides letters of credit to certain vendors in lieu of cash deposits. Kforce currently has letters of credit totaling $4.5 million outstanding as security for workers' compensation and property insurance policies as well as facility lease deposits. Kforce maintains a sub-limit for letters of credit of $15 million under its Credit Facility.

(e) There is no funding requirement associated with the SERP or the SERHP. Kforce does not currently anticipate funding the SERP or SERHP during 2010. Kforce has included the total undiscounted projected benefit payments, as determined at December 31, 2009, in the table above. See Note 12—"Employee Benefit Plans" to the Consolidated Financial Statements for more detail.

(f) Kforce has included the total undiscounted projected benefit payments, as determined at December 31, 2009 in the table above. There is no funding requirement associated with this plan.

Kforce has no material unrecorded commitments, losses, contingencies or guarantees associated with any related parties or unconsolidated entities.

Income Tax Audits

Kforce is periodically subject to U.S. Internal Revenue Service audits as well as state and other local income tax audits for various tax years. As of December 31, 2009, Global, a wholly-owned subsidiary of Kforce Government Holdings, Inc., had an ongoing audit of its 2008 and 2006 tax returns with the Philippines Bureau of Inland Revenue. No assessments related to this audit have been proposed as of December 31, 2009. Although Kforce has not experienced any material liabilities in the past due to income tax audits, Kforce can make no assurances that this will continue.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Kforce is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) of the Exchange Act. Kforce's internal control system was designed to provide reasonable assurance to Kforce's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of the CEO and the CFO, Kforce's management assessed the effectiveness of Kforce's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2009, Kforce's internal control over financial reporting is effective based on those criteria.

Kforce's independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on our internal control over financial reporting. This report follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Kforce Inc.
Tampa, FL

We have audited the accompanying consolidated balance sheets of Kforce Inc. and subsidiaries ("Kforce") as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. We also have audited Kforce's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Kforce's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on Kforce's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kforce as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, Kforce maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida
March 5, 2010

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share amounts)

Years Ended December 31,	**2009**	2008	2007
Net service revenues	**$910,136**	$997,017	$972,781
Direct costs of services	**624,157**	652,366	620,758
Gross profit	**285,979**	344,651	352,023
Selling, general and administrative expenses, excluding impairment	**250,398**	286,475	272,335
Goodwill and intangible asset impairment	**870**	129,409	—
Selling, general and administrative expenses	**251,268**	415,884	272,335
Depreciation and amortization	**11,673**	13,824	14,487
Income (loss) from operations	**23,038**	(85,057)	65,201
Other expense (income):			
Interest income	**(99)**	(73)	(178)
Interest expense	**1,437**	2,331	4,603
Other income	**(193)**	(122)	(3)
Income (loss) from continuing operations, before income taxes	**21,893**	(87,193)	60,779
Income tax expense	**9,020**	1,928	23,856
Income (loss) from continuing operations	**12,873**	(89,121)	36,923
Income from discontinued operations, net of income taxes	**—**	5,013	3,444
Net income (loss)	**12,873**	(84,108)	40,367
Other comprehensive (loss) income:			
Pension and postretirement plans adjustments, net of tax	**(1,602)**	389	—
Comprehensive income (loss)	**$ 11,271**	$ (83,719)	$ 40,367
Earnings (loss) per share—basic			
From continuing operations	**$0.33**	$(2.26)	$0.90
From discontinued operations	**—**	0.13	0.08
Earnings (loss) per share—basic	**$0.33**	$(2.13)	$0.98
Earnings (loss) per share—diluted			
From continuing operations	**$0.33**	$(2.26)	$0.87
From discontinued operations	**—**	0.13	0.08
Earnings (loss) per share—diluted	**$0.33**	$(2.13)	$0.95
Weighted average shares outstanding—basic	**38,485**	39,471	41,308
Weighted average shares outstanding—diluted	**39,330**	39,471	42,294

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)

December 31,	2009	2008
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 2,812**	$ 660
Trade receivables, net of allowances of $6,604 and $6,370, respectively	**123,144**	132,428
Income tax refund receivable	**246**	487
Deferred tax asset, net	**6,011**	5,994
Prepaid expenses and other current assets	**4,924**	6,177
Total current assets	**137,137**	145,746
Fixed assets, net	**11,407**	14,687
Other assets, net	**32,914**	29,032
Deferred tax asset, net	**10,380**	10,627
Intangible assets, net	**10,075**	10,604
Goodwill	**137,912**	140,119
Total assets	**$ 339,825**	$ 350,815
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and other accrued liabilities	**$ 25,437**	$ 28,084
Accrued payroll costs	**50,690**	51,310
Other current liabilities	**2,807**	1,917
Income taxes payable	**279**	4,133
Total current liabilities	**79,213**	85,444
Long-term debt—credit facility	**3,000**	38,022
Long-term debt—other	**1,784**	2,294
Other long-term liabilities	**29,103**	19,212
Total liabilities	**113,100**	144,972
Commitments and contingencies (see Note 15)		
Stockholders' Equity:		
Preferred stock, $0.01 par; 15,000 shares authorized, none issued and outstanding	**—**	—
Common stock, $0.01 par; 250,000 shares authorized, 63,281 and 61,866 issued, respectively	**633**	619
Additional paid-in capital	**338,890**	325,187
Accumulated other comprehensive (loss) income	**(1,213)**	389
Retained earnings	**41,345**	28,472
Treasury stock, at cost; 24,176 and 23,850 shares, respectively	**(152,930)**	(148,824)
Total stockholders' equity	**226,725**	205,843
Total liabilities and stockholders' equity	**$ 339,825**	$ 350,815

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

Years Ended December 31,	2009	2008	2007
Common stock—shares:			
Shares at beginning of period	**61,866**	60,919	60,383
Exercise of stock options	**615**	371	536
Issuance of restricted stock	**800**	576	—
Shares at end of period	**63,281**	61,866	60,919
Common stock—par value:			
Balance at beginning of period	**$ 619**	$ 609	$ 604
Exercise of stock options	**6**	4	5
Issuance of restricted stock	**8**	6	—
Balance at end of period	**$ 633**	$ 619	$ 609
Additional paid-in capital:			
Balance at beginning of period	**$ 325,187**	$ 310,165	$ 300,485
Exercise of stock options	**5,944**	2,591	4,113
Income tax benefit from restricted stock and stock option exercises	**1,243**	416	1,530
Stock-based compensation expense	**6,371**	11,744	3,430
Employee stock purchase plan	**153**	277	607
Issuance of restricted stock	**(8)**	(6)	—
Balance at end of period	**$ 338,890**	$ 325,187	$ 310,165
Accumulated other comprehensive (loss) income:			
Balance at beginning of period	**$ 389**	$ —	$ —
Pension and postretirement plans adjustment, net of tax of $1,051 and $310, respectively	**(1,602)**	389	—
Balance at end of period	**$ (1,213)**	$ 389	$ —
Retained earnings:			
Balance at beginning of period	**$ 28,472**	$ 112,580	$ 72,213
Net income (loss)	**12,873**	(84,108)	40,367
Balance at end of period	**$ 41,345**	$ 28,472	$ 112,580
Treasury stock—shares:			
Shares at beginning of period	**23,850**	19,365	19,451
Open market repurchases of common stock	**—**	4,395	—
Shares tendered in payment of the exercise price of stock options	**195**	52	—
Shares repurchased for minimum tax withholding on restricted stock and stock option exercises	**212**	134	—
Employee stock purchase plan	**(81)**	(96)	(86)
Shares at end of period	**24,176**	23,850	19,365
Treasury stock—cost:			
Balance at beginning of period	**$(148,824)**	$(110,886)	$(111,377)
Open market repurchases of common stock	**—**	(36,712)	—
Shares tendered in payment of the exercise price of stock options	**(2,171)**	(578)	—
Shares repurchased for minimum tax withholding on restricted stock awards and stock option exercises	**(2,368)**	(1,220)	—
Employee stock purchase plan	**433**	572	491
Balance at end of period	**$(152,930)**	$(148,824)	$(110,886)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years Ended December 31,	2009	2008	2007
Cash flows from operating activities:			
Net income (loss)	**$ 12,873**	$ (84,108)	$ 40,367
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:			
Goodwill and intangible asset impairment	**870**	129,409	—
Deferred income tax provision (benefit), net	**1,281**	(16,389)	6,176
Gain on sale of discontinued operations	**—**	(7,330)	—
(Recovery of) provision for bad debts on accounts receivable and other accounts receivable reserves	**(319)**	5,135	1,214
Depreciation and amortization	**11,673**	13,824	14,487
Stock-based compensation	**6,371**	11,744	3,430
Pension and postretirement benefit plans expense	**2,002**	2,860	2,129
Alternative long-term incentive award	**2,467**	—	641
Amortization of deferred financing costs	**151**	—	—
Tax benefit attributable to stock-based compensation	**1,243**	416	1,530
Excess tax benefit attributable to stock-based compensation	**(899)**	(57)	(934)
Deferred compensation liability increase (decrease), net	**3,136**	(5,261)	996
(Gain) loss on cash surrender value of Company-owned life insurance	**(2,179)**	6,168	(309)
Loss (gain) on asset sales	**220**	158	(406)
Other	**(197)**	(24)	—
(Increase) decrease in operating assets, net of acquisitions:			
Trade receivables, net	**9,453**	31,748	(33,538)
Income tax refund receivable	**241**	(110)	690
Prepaid expenses and other current assets	**(57)**	(236)	122
Other assets, net	**6**	476	143
Increase (decrease) in operating liabilities, net of acquisitions:			
Accounts payable and other current liabilities	**(2,758)**	(318)	422
Accrued payroll costs	**(7)**	(3,798)	8,256
Income taxes payable	**(3,853)**	1,413	2,275
Other long-term liabilities	**978**	3,608	1,079
Cash provided by operating activities	**42,696**	89,328	48,770
Cash flows from investing activities:			
Acquisitions, net of cash received	**(109)**	(38,404)	339
Proceeds from disposition of businesses	**—**	12,036	—
Proceeds from escrow	**1,170**	—	—
Capital expenditures	**(3,847)**	(8,505)	(11,417)
Premiums paid for Company-owned life insurance	**(3,345)**	(4,594)	(3,825)
Other	**92**	25	515
Cash used in investing activities	**(6,039)**	(39,442)	(14,388)
Cash flows from financing activities:			
Proceeds from bank line of credit	**284,482**	395,232	343,057
Payments on bank line of credit	**(319,504)**	(407,540)	(379,162)
Payment of capital expenditure financing	**(2,052)**	(2,706)	(3,835)
Short-term vendor financing	**259**	563	—
Proceeds from exercise of stock options, net of shares tendered in payment of the exercise price of stock options	**3,779**	2,017	4,118
Excess tax benefit from stock-based compensation	**899**	57	934
Shares repurchased for minimum tax withholding on restricted stock awards and stock option exercises	**(2,368)**	(1,220)	—
Open market repurchases of common stock	**—**	(36,712)	—
Cash used in financing activities	**(34,505)**	(50,309)	(34,888)
Change in cash and cash equivalents	**2,152**	(423)	(506)
Cash and cash equivalents at beginning of year	**660**	1,083	1,589
Cash and cash equivalents at end of year	**$ 2,812**	$ 660	$ 1,083

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Kforce Inc. and subsidiaries ("Kforce") is a provider of professional staffing services and solutions to its customers in the following segments: Technology ("Tech"), Finance and Accounting ("FA"), Health and Life Sciences ("HLS") and Government Solutions ("GS"). Kforce provides flexible staffing services and solutions on both a temporary and full-time basis. Kforce operates through its corporate headquarters in Tampa, Florida as well its 63 field offices, which are located throughout the United States. One of our subsidiaries, Kforce Global Solutions, Inc. ("Global"), provides information technology outsourcing services internationally through two offices in Manila, Philippines. Our international operations comprised approximately 1% of net service revenues for each of the three years ended December 31, 2009 and are included in our Tech segment.

Kforce serves clients from the Fortune 1000, the Federal Government, state and local governments, local and regional companies and small to mid-sized companies.

Basis of Presentation

The consolidated financial statements of Kforce have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the Securities and Exchange Commission ("SEC").

Principles of Consolidation

The consolidated financial statements include the accounts of Kforce Inc. and its wholly-owned subsidiaries. References in this document to "Kforce," "the Company," "we," "our" or "us" refer to Kforce Inc. and its subsidiaries, except where the context otherwise indicates. All intercompany transactions and balances have been eliminated in consolidation.

In addition to its wholly-owned subsidiaries, the consolidated financial statements of Kforce also include its 49% interest in a joint venture, which was acquired in the 2008 acquisition of RDI Systems, Inc., d/b/a dNovus RDI ("RDI" or "dNovus"). This joint venture is recorded as an investment in an unconsolidated entity and is accounted for under the equity method of accounting. Kforce's equity in the earnings of its equity method investment is recorded as income with a corresponding increase in the investment with distributions received reducing the investment. This investment had an insignificant effect on the accompanying consolidated financial statements for the years ended December 31, 2009 and 2008.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most important of these estimates and assumptions relate to the following: allowance for doubtful accounts, fallouts and other accounts receivable reserves; accounting for goodwill and identifiable intangible assets and any related impairment; self-insured liabilities for workers' compensation and health insurance; stock-based compensation; obligations for pension and postretirement benefit plans; expected annual commission rates and accounting for income taxes. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Cash and Cash Equivalents

Kforce classifies all highly liquid investments with an original initial maturity of three months or less as cash equivalents. Cash and cash equivalents consist of cash on hand with banks, either in commercial accounts, or overnight interest-bearing money market accounts and at times may exceed federally insured limits. Cash and cash equivalents are stated at cost, which approximates fair value due to the short duration of their maturity.

Accounts Receivable Reserves

Kforce establishes its reserves for expected credit losses, fallouts, early payment discounts and revenue adjustments based on past experience and estimates of potential future activity. Specific to our allowance for doubtful accounts, which comprises approximately 90% of our accounts receivable reserves, Kforce performs an ongoing analysis of factors including recent write-off and delinquency trends, a specific analysis of significant receivable balances that are past due, the concentration of accounts receivable among clients and higher-risk sectors, and the current state of the U.S. economy. Trade receivables are written off by Kforce after all collection efforts have been exhausted.

Accounts receivable reserves as a percentage of gross accounts receivable was 5.1% and 4.6% as of December 31, 2009 and 2008, respectively. As of December 31, 2009 and 2008, there was no individual client that had a receivable balance greater than 3.4% and 3.9%, respectively, of gross accounts receivable.

Revenue Recognition

We earn revenue from two primary sources: Flexible billings and Search fees. Flexible billings are recognized as the services are provided by Kforce's temporary employees, who are Kforce's legal employees while they are working on assignments. Kforce pays all related costs of such employment, including workers' compensation insurance, state and federal unemployment taxes, social security and certain fringe benefits. Search fees are recognized by Kforce when employment candidates accept offers of permanent employment and are scheduled to commence employment within 30 days. Kforce records revenue net of an estimated reserve for "fallouts," which is based on Kforce's historical fallout experience. Fallouts occur when a candidate does not remain employed with the client through the contingency period, which is typically 90 days or less.

Net service revenues represent services rendered to customers less credits, discounts, rebates and allowances. Revenue includes reimbursements of travel and out-of-pocket expenses ("billable expenses") with equivalent amounts of expense recorded in direct costs of services.

Our GS segment generates its revenues under contracts that are, in general, greater in duration than our other segments and which can often span several years. GS provides these services under time and materials (which account for the majority of this segment's contracts), fixed-price, and cost-plus contracts. Except as provided below, Kforce considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured. Our GS segment does not generate any Search fees.

- Revenue for time and materials contracts, which accounts for approximately 76% of this segment's revenue, is recorded based on contractually established billing rates at the time services are provided.
- Revenue on fixed-price contracts is recognized on the basis of the estimated percentage-of-completion. Currently, approximately 23% of this segment's revenues are recognized under this method. Progress towards completion is typically measured based on achievement of specified contract milestones, or other measures of progress when available, or based on costs incurred as a proportion of estimated total costs. Profit in a given period is reported at the expected profit margin to be achieved on the overall contract.

Direct Costs of Services

Direct costs of services are composed primarily of payroll wages, payroll taxes, payroll-related insurance for Kforce's flexible employees, and subcontract costs. Direct costs of permanent placement services primarily consist of reimbursable expenses. Direct costs of services exclude depreciation and amortization expense, which is presented on a separate line in the accompanying consolidated statements of operations and comprehensive income (loss).

Income Taxes

Kforce accounts for income taxes using the asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Unless it is "more likely than not" that a deferred tax asset can be utilized to offset future taxes, a valuation allowance must be recorded against that asset. The tax benefits of deductions attributable to employees' disqualifying dispositions of shares obtained from incentive stock options, exercises of non-qualified options, and vesting of restricted stock are reflected as increases in additional paid-in capital.

Kforce evaluates tax positions that have been taken or are expected to be taken in its tax returns, and records a liability for uncertain tax positions. Kforce uses a two-step approach to recognize and measure uncertain tax positions. First, tax positions are recognized if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, the tax position is measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. Kforce recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated financial statements.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related leases, which range from three to 15 years.

Fair Value Measurements

Kforce uses the framework established by the Financial Accounting Standards Board ("FASB") for measuring fair value and disclosures about fair value measurements. Kforce uses fair value measurements in areas that include, but are not limited to: the allocation of purchase price consideration to tangible and identifiable intangible assets; impairment testing of goodwill and long-lived assets; share-based compensation arrangements and capital lease obligations. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities approximate fair value because of the short-term nature of these instruments. The carrying value of our long-term debt approximates fair value due to the variable nature of the interest rates under our Credit Facility (as defined below). Kforce, using available market information and appropriate valuation methodologies, has determined the estimated fair value measurements; however, considerable judgment is required in interpreting data to develop the estimates of fair value.

On January 1, 2008, Kforce adopted the established framework for measuring fair value and expanded disclosures about fair value measurements. The adoption did not have any impact on our consolidated financial statements.

Goodwill and Other Intangible Assets

Goodwill

Kforce performs a goodwill impairment analysis, using the two-step method, on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the reporting unit level, which Kforce has determined to be consistent with its operating segments by comparing the reporting unit's carrying amount, including goodwill, to the fair market value of the reporting unit. Kforce determines the fair market value of its reporting units based on a weighting of both the present value of future projected cash flows (the "income approach") and the use of comparative market multiples (the "market approach"). The income approach is based on assumptions that are consistent with Kforce's estimates of future cash flows. The market approach compares each of Kforce's reporting units to other comparable companies based on valuation multiples to arrive at a fair value. Factors requiring significant judgment include, among others, assumptions related to future growth rates, discount factors, and tax rates. Changes in economic or operating conditions that occur after the annual impairment analysis and that impact these assumptions, may result in a future goodwill impairment charge.

As is more fully described in Note 6, Kforce completed its annual goodwill impairment test as of December 31, 2009 for each of its reporting units and recorded no impairment for the year ended December 31, 2009. An impairment charge of $128,429 was recorded for the year ended December 31, 2008 and no impairment charge was recorded for the year ended December 31, 2007.

Other Intangible Assets

Identifiable intangible assets arising from certain of Kforce's acquisitions include non-compete and employment agreements, contractual relationships, customer contracts, trademarks and trade names. For definite-lived intangible assets, Kforce has determined that the straight-line method is an appropriate methodology to allocate the cost over the period of expected benefit, which ranges from one to 15 years.

The impairment evaluation for indefinite lived intangible assets, which for Kforce consist of trademarks and trade names, is conducted as of each fiscal year end or more frequently if events or changes in circumstances indicate that an asset may be impaired.

As is more fully described in Note 6, Kforce recognized an impairment charge of $870 in 2009, which is included in goodwill and intangible asset impairment in the accompanying consolidated statements of operations and comprehensive income (loss), related to a trade name that was acquired in the 2004 acquisition of Hall, Kinion and Associates, Inc. The impairment charge primarily resulted from a review in the second quarter of 2009 that indicated a lack of market recognition and penetration of this trade name. In 2008, an annual impairment test resulted in an impairment charge which was included in goodwill and intangible asset impairment in the accompanying consolidated statements of operations and comprehensive income (loss) and is more fully described in Note 6. An impairment charge of $870, $980 and $0 was recorded for the years ended December 31, 2009, 2008 and 2007, respectively.

Impairment of Long-Lived Assets

Kforce reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If such assets are considered to be impaired, the impairment charge recognized is the amount by which the carrying amounts of the assets exceed the fair value of the assets. Other than the impairment charges discussed in the preceding section, there were no other impairment charges recorded during the three years ended December 31, 2009.

Capitalized Software

Kforce purchases, and in certain cases develops, and implements new computer software and updates to existing computer software to enhance the performance of its accounting and operating systems. Direct internal costs such as payroll and payroll-related costs, and external costs incurred during the development stage of each project, are capitalized and classified as capitalized software. Kforce capitalized development-stage implementation costs of $1,832, $1,776 and $5,592 during the years ended December 31, 2009, 2008 and 2007, respectively. Capitalized software development costs are classified as other assets, net in the accompanying consolidated balance sheets and are being amortized over the estimated useful lives of the software using the straight-line method, which range from one to five years.

Commissions

Our associates make placements and earn commissions as a percentage of actual revenue or gross profit pursuant to a calendar-year-basis commission plan. The amount of commissions paid as a percentage of revenue or gross profit increases as volume increases. Kforce accrues commissions for actual revenue or gross profit at a percentage equal to the percent of total expected commissions payable to total revenue or gross profit for the year.

Stock-Based Compensation

Kforce accounts for stock-based compensation by measuring the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period in which the employee is required to provide service in exchange for the award, which is usually the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. For awards settled in cash, we measure compensation expense based on the fair value of the award at each reporting date, net of estimated forfeitures. Total compensation expense recognized during the years ended December 31, 2009, 2008 and 2007 was $8,838, $11,744 and $4,071, respectively. The related tax benefit for the three years ended December 31, 2009 was $3,491, $4,991 and $1,702, respectively.

Workers' Compensation

Kforce retains the economic burden for the first $250 per occurrence in workers' compensation claims except: (i) in states that require participation in state-operated insurance funds and (ii) for its GS segment which is fully insured for workers' compensation claims. Workers' compensation includes ongoing healthcare and indemnity coverage for claims and may be paid over numerous years following the date of injury. Workers' compensation expense includes insurance premiums paid, claims administration fees charged by Kforce's workers' compensation administrator, premiums paid to state-operated insurance funds and an estimate for Kforce's liability for Incurred but Not Reported ("IBNR") claims and for the ongoing development of existing claims.

Kforce estimates its workers' compensation liability based upon historical claims experience, actuarially determined loss development factors, and qualitative considerations such as claims management activities.

Taxes Assessed by Governmental Agencies—Revenue Producing Transactions

Kforce collects sales tax for various taxing authorities and it is our policy to record these amounts on a net basis; thus, sales tax amounts are not included in net service revenues.

Health Insurance

Except for certain fully insured health insurance lines of coverage, Kforce retains liability of up to $270 annually for each health insurance plan participant. For its partially self-insured lines of coverage, health insurance costs are accrued using estimates to approximate the liability for reported claims and incurred but not reported ("IBNR") claims, which are primarily based upon an evaluation of historical claims experience, actuarially-determined completion factors and a qualitative review of our health insurance exposure including the extent of outstanding claims and expected changes in health insurance costs.

Business Combinations

Kforce utilizes the purchase method in accounting for acquisitions whereby the total purchase price is first allocated to the tangible and identifiable intangible assets acquired and liabilities assumed, and any remaining purchase price is allocated to goodwill. Kforce recognizes intangible assets apart from goodwill if they arise from contractual or other legal rights, or if they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. Valuation of intangible assets acquired requires that we use significant judgment in determining fair value, whether such intangibles are amortizable and, if the asset is amortizable, the period and the method by which the intangible asset will be amortized. Changes in the initial assumptions could lead to changes in amortization charges recorded in our Consolidated Financial Statements. Additionally, estimates for purchase price allocations may change as subsequent information becomes available.

Accounting for Postretirement Benefits

Kforce recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which the changes occur through other comprehensive income. Kforce also measures the funded status of the defined benefit postretirement plan as of the date of its fiscal year-end, with limited exceptions.

Amortization of a net unrecognized gain or loss in accumulated other comprehensive income is included as a component of net periodic benefit cost and net periodic postretirement benefit cost if, as of the beginning of the year, that net gain or loss exceeds 10% of the greater of the projected benefit obligation or accumulated postretirement benefit obligation. If amortization is required, the minimum amortization shall be that excess divided by the average remaining service period of active plan participants.

Earnings (Loss) per Share

Basic earnings or loss per share is computed as earnings or loss divided by the weighted average number of common shares outstanding during the period. Diluted earnings or loss per common share is computed by dividing the earnings or loss attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period plus the dilutive effect of stock options and other potentially dilutive securities such as non-vested stock grants using the treasury stock method, except where the effect of including potential common shares would be anti-dilutive.

The following table sets forth the computation of basic and diluted earnings or loss per share for the three years ended December 31, 2009:

	2009	2008	2007
Numerator:			
Income (loss) from continuing operations	**$12,873**	$(89,121)	$36,923
Income from discontinued operations, net of tax	—	5,013	3,444
Net income (loss)	**$12,873**	$(84,108)	$40,367
Denominator:			
Weighted average shares outstanding—basic	**38,485**	39,471	41,308
Common stock equivalents	**845**	—	986
Weighted average shares outstanding—diluted	**39,330**	39,471	42,294
Earnings (loss) per share—basic:			
From continuing operations	**$0.33**	$(2.26)	$0.90
From discontinued operations	—	0.13	0.08
Earnings (loss) per share—basic	**$0.33**	$(2.13)	$0.98
Earnings (loss) per share—diluted:			
From continuing operations	**$0.33**	$(2.26)	$0.87
From discontinued operations	—	0.13	0.08
Earnings (loss) per share—diluted	**$0.33**	$(2.13)	$0.95

For the years ended December 31, 2009, 2008 and 2007, the total weighted average awards to purchase or receive 2,078, 5,401 and 826 shares of common stock were not included in the computations of diluted earnings (loss) per share, respectively, because these options would have had an anti-dilutive effect on earnings (loss) per share.

Treasury Stock

Kforce's Board of Directors ("Board") may authorize share repurchases of Kforce's common stock. Shares repurchased under Board authorizations are held in treasury for general corporate purposes, including issuances under various employee share-based award plans. Treasury shares are accounted for under the cost method and reported as a reduction of stockholders' equity in the accompanying consolidated financial statements.

Comprehensive Income (Loss)

Accumulated other comprehensive income solely includes the net after-tax impact of unrecognized actuarial gains and losses related to (i) the supplemental executive retirement plan and supplemental executive retirement health plan, both of which cover a limited number of executives, and (ii) a defined benefit plan covering all eligible employees in our international Philippine operations. Because each of these plans is unfunded as of December 31, 2009, the actuarial gains and losses arise as a result of the actuarial experience of the plans as well as changes in actuarial assumptions in measuring the associated obligation as of year-end, or an interim date if any re-measurement is necessary. This information is provided in our consolidated statements of operations and comprehensive income (loss).

Subsequent Events

Kforce considers events that occur after the balance sheet date but before the financial statements are issued to determine appropriate accounting and disclosure for those events. We evaluated all events or transactions that occurred subsequent to December 31, 2009 and through the time of filing our Annual Report on Form 10-K. We are not aware of any significant events that occurred subsequent to December 31, 2009 but prior to the filing of this report that would have a material impact on our consolidated financial statements.

New Accounting Standards

In November 2008, the SEC issued for comment a proposed roadmap regarding the potential use of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS is a set of standards and interpretations adopted by the International Accounting Standards Board. Under the proposed roadmap, Kforce would be required to prepare its financial statements in accordance with IFRS in our fiscal year ending December 31, 2015. Kforce is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

In October 2009, the FASB issued guidance related to multiple-deliverable revenue arrangements. This guidance requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. This guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on our future consolidated financial statements.

2. DISCONTINUED OPERATIONS

Scientific

On April 29, 2008 (the "Scientific Closing Date"), Kforce entered into an Asset Purchase Agreement (the "Scientific APA") pursuant to which it sold its Scientific business, a non-core business within its HLS segment, to Aerotek Scientific, LLC (the "Scientific Buyer") for $10,500 in cash plus additional earnout of $1,500, which was earned in the third quarter of 2008. In connection with the closing of the sale, Kforce entered into certain ancillary agreements with the Scientific Buyer, including a Transition Services Agreement (the "Scientific TSA"). Through the Scientific TSA, Kforce provided various temporary support services. The fees for these services were generally equivalent to Kforce's cost. Kforce had no significant continuing involvement in the operations of its Scientific business and, as such, classified such operating results as discontinued operations beginning in 2008.

In accordance with the Scientific APA, Kforce is obligated to indemnify the Scientific Buyer for certain losses, as defined, in excess of $50. Kforce's obligations under the indemnification provisions of the Scientific APA ceased, with the exception of certain limited items, on October 29, 2009. Kforce believes the likelihood of any future exposure is remote.

Nursing

On June 29, 2008 (the "Nursing Closing Date"), Kforce entered into an Asset Purchase Agreement (the "Nursing APA") pursuant to which it sold its per-diem Nursing business, a non-core business within its HLS segment, to Realtime Services, Inc. (the "Nursing Buyer") for $1,500 in cash, which was paid at closing and a subordinated secured promissory note in the amount of $500 (the "Note"). The Note bears interest at a fixed rate of 6.0% and is due on June 30, 2011. The interest and principal amount of the Note have been fully reserved.

In connection with the closing of the sale, Kforce entered into certain ancillary agreements with the Nursing Buyer, including a Transition Services Agreement (the "Nursing TSA"). Through the Nursing TSA, Kforce provided various temporary support services. The fees for these services were generally equivalent to Kforce's cost. Kforce had no significant continuing involvement in the operations of the per-diem Nursing business sold to the Nursing Buyer and, as such, classified such operating results as discontinued operations beginning in 2008.

In accordance with the Nursing APA, Kforce is obligated to indemnify the Nursing Buyer for certain losses, as defined, in excess of $50. Kforce's obligations under the indemnification provisions of the Nursing APA ceased, with the exception of certain limited items, on June 29, 2009. Kforce believes the likelihood of any future exposure is remote.

The financial results of Scientific and Nursing have been presented as discontinued operations in the accompanying consolidated statements of operations and comprehensive income (loss). The following summarizes the results from discontinued operations for the years ended December 31:

	2008	2007
Net service revenues	$ 23,604	$ 64,134
Direct costs of services and operating expenses	(22,437)	(58,465)
	1,167	5,669
Gain on sale of discontinued operations	7,330	—
Income from discontinued operations, before income taxes	8,497	5,669
Income tax expense	(3,484)	(2,225)
Income from discontinued operations, net of income taxes	$ 5,013	$ 3,444

Included in the gain on sale of discontinued operations for the year ended December 31, 2008 are transaction expenses, which primarily include commissions, legal fees, and transaction bonuses totaling $1,437. As of December 31, 2008, there were no assets related to discontinued operations. Kforce utilized the cash proceeds from the sale of our Scientific and per-diem Nursing businesses to reduce outstanding borrowings under our Credit Facility as well as to repurchase common stock.

Acceleration of Equity Awards

Kforce granted 361 Stock Appreciation Rights and 575 shares of Performance Accelerated Restricted Stock on January 2, 2008 to Kforce's Chief Executive Officer and the next four highest compensated executive officers (collectively, "Named Executive Officers" or "NEOs"). These equity awards included a provision whereby vesting could be accelerated at the discretion of the Compensation Committee should there be a sufficient gain on the disposal of a portion of Kforce's business. As a result of the dispositions discussed above, Kforce's Compensation Committee approved the acceleration of the vesting of these equity awards on June 30, 2008, which resulted in the acceleration and recognition of $6,009 of compensation expense during the quarter ended June 30, 2008. This expense has been classified in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

3. FIXED ASSETS

Major classifications of fixed assets and related useful lives are summarized as follows:

December 31,	Useful Life	2009	2008
Land		**$ 1,310**	$ 1,310
Furniture and equipment	5-7 years	**6,981**	7,362
Computer equipment	3-5 years	**4,148**	4,563
Leasehold improvements	3-15 years	**6,914**	7,392
Capital leases	3-5 years	**6,922**	9,197
		26,275	29,824
Less accumulated depreciation and amortization		**14,868**	15,137
		$11,407	$14,687

Depreciation and amortization expense during the years ended December 31, 2009, 2008 and 2007 was $5,251, $5,415 and $5,322, respectively.

4. INCOME TAXES

The provision for income taxes from continuing operations consists of the following:

Years Ended December 31,	2009	2008	2007
Current:			
Federal	**$7,192**	$ 14,951	$16,515
State	**547**	2,233	1,326
Deferred	**1,281**	(15,256)	6,015
	$9,020	$ 1,928	$23,856

The provision for income taxes from continuing operations shown above varied from the statutory federal income tax rate for those periods as follows:

Years Ended December 31,	**2009**	2008	2007
Federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of Federal tax effect	**2.6**	0.4	3.4
Non-deductible meals and entertainment	**1.1**	(0.3)	0.9
Non-deductible goodwill impairment	**—**	(37.6)	—
Other	**2.5**	0.3	—
Effective tax rate	**41.2%**	(2.2)%	39.3%

Deferred income tax assets and liabilities are composed of the following:

December 31,	**2009**	2008
Deferred taxes, current:		
Assets:		
Accounts receivable reserves	**$ 2,611**	$ 2,696
Accrued liabilities	**2,327**	1,673
Federal net operating loss carryforwards	**386**	1,032
State net operating loss carryforwards	**—**	447
Deferred compensation obligation	**412**	285
Stock-based compensation	**—**	634
Other	**986**	741
	6,722	7,508
Liabilities:		
Prepaid expenses	**(711)**	(663)
Other	**—**	(851)
Deferred tax asset, net—current	**6,011**	5,994
Deferred taxes, non-current:		
Assets:		
Deferred compensation obligation	**7,220**	7,257
Stock-based compensation	**3,944**	3,681
Pension and postretirement benefit plans	**3,605**	1,888
Federal net operating loss carryforwards	**—**	386
State net operating loss carryforwards	**210**	—
Accrued liabilities	**255**	—
Goodwill and intangible assets, net	**—**	999
Other	**547**	526
	15,781	14,737
Liabilities:		
Fixed assets	**(2,651)**	(3,887)
Goodwill and intangible assets	**(2,750)**	(223)
Deferred tax asset, net—non-current	**10,380**	10,627
Net deferred tax asset	**$16,391**	$16,621

At December 31, 2009, Kforce had federal net operating loss carryforwards ("NOLs") of approximately $1,104, which expire in varying amounts through 2024. Further, Kforce has approximately $5,589 of state tax NOLs at December 31, 2009, which will be carried forward to be offset against future state taxable income. The state tax NOLs expire in varying amounts through 2026.

In evaluating the realizability of Kforce's deferred tax assets, management assesses whether it is more likely than not that some portion, or all, of the deferred tax assets, will be realized. Management considers, among other things, the ability to generate future taxable income (including reversals of deferred tax liabilities) during the periods in which the related temporary differences will become deductible. As a result of this evaluation, no valuation allowance was recorded against deferred tax assets as of December 31, 2009 or 2008.

Kforce is periodically subject to U.S. Internal Revenue Service audits as well as state and other local income tax audits for various tax years. As of December 31, 2009, Global, a wholly-owned subsidiary of Kforce Government Holdings, Inc., had an ongoing audit of its 2008 and 2006 tax returns with the Philippines Bureau of Inland Revenue. No assessments related to the income tax audits have been proposed as of December 31, 2009. Although Kforce has not experienced any material liabilities in the past due to income tax audits, Kforce can make no assurances that this will continue.

Uncertain Income Tax Positions

In July 2006, the FASB clarified the accounting for uncertainty in income taxes recognized in an entity's financial statements, and prescribed a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the FASB provided guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007 is as follows:

December 31,	**2009**	2008	2007
Beginning balance	**$200**	$ 517	$ 877
Additions for tax positions of prior years	**80**	6	14
Reductions for tax positions of prior years—lapse of applicable statutes	**(42)**	—	(243)
Settlements	**—**	(323)	(131)
Ending balance	**$238**	$ 200	$ 517

The entire amount of these unrecognized tax benefits as of December 31, 2009, if recognized, would impact the effective tax rate. Kforce's uncertain tax positions are expected to decline during the next 12 months primarily as a result of the expiration of statutes.

Kforce recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2009 and 2008, interest and penalties recognized and the cumulative amount accrued as of each year-end were not significant.

Kforce and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states. Global files income tax returns in the Philippines. With a few exceptions, Kforce is no longer subject to federal, state, local, or non-U.S. income tax examinations by tax authorities for years before 2003.

5. OTHER ASSETS

December 31,	**2009**	2008
Cash surrender value of life insurance policies	**$20,478**	$14,953
Capitalized software, net of amortization	**10,650**	12,341
Prepaid rent—headquarters, net of amortization	**631**	742
Deferred loan costs, net of amortization	**277**	428
Other non-current assets	**878**	568
	$32,914	$29,032

The cash surrender value of Company-owned life insurance policies relates to policies maintained by Kforce on certain participants in the deferred compensation plan, which could be used to fund the related obligations (Note 12). Guidance regarding accounting for purchases of life insurance, which addresses the amount that can be reported as an asset under a company's life insurance policies based upon the amount that can be realized under the contractual terms on a policy-by-policy basis, was adopted in the first quarter of 2007, and it did not have any impact on Kforce's consolidated financial statements.

Kforce capitalized software purchases as well as direct costs associated with software developed for internal use of approximately $2,705 and $3,578 during 2009 and 2008, respectively. The decrease from 2008 was primarily a result of the completion of several projects during late 2008 and early 2009. Accumulated amortization of capitalized software was $17,449 and $13,125 as of December 31, 2009 and 2008, respectively. Amortization expense of capitalized software during the years ended December 31, 2009, 2008 and 2007 was $4,426, $4,720 and $3,641, respectively.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

As discussed in Note 2, Kforce disposed of a portion of its HLS reporting unit during the three months ended June 30, 2008. Kforce performed an interim impairment test of the HLS reporting unit after the disposition. This impairment test did not indicate that impairment existed as of the interim measurement date.

Kforce performed its annual impairment assessment of the carrying value of goodwill as of December 31, 2009 and 2008. Upon completion of the December 31, 2008 annual impairment assessment, Kforce recorded an impairment charge of $128,429 ($116,669 for Tech and $11,760 for FA) in the three months ended December 31, 2008, which represented 87.3% and 59.5% of the Tech and FA goodwill prior to the impairment charge, respectively, as the carrying value exceeded their respective fair values. In 2008, the fair value of our HLS and GS reporting units exceeded their respective carrying amounts by 62.9% and 52.5%, respectively. The impairment charge in 2008 was primarily a result of the impact that the depressed economic environment, including the turmoil in the financial markets, illiquidity in the credit markets, and increasing jobless claims and unemployment rates, had on overall equity values as well as our operations, forecasted cash flows and market capitalization experienced during 2008. Kforce recorded no goodwill impairment charges resulting from the December 31, 2009 annual impairment analysis.

We compared the carrying value of each of our four reporting units to their estimated fair value. For the December 31, 2009 and 2008 impairment tests, Kforce estimated the fair value of each of our four reporting units based on a weighting of both the income approach and the market approach. The discounted cash flows for each reporting unit that served as the primary basis for the income approach were based on discrete financial forecasts which were developed by management for planning purposes and were consistent with those distributed within Kforce. Cash flows beyond the discrete forecast period of five years were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and also considered long-term earnings growth rates for publicly-traded peer companies, as well as the risk-free rate of return. A terminal value growth rate of 3.0% was used for each reporting unit. For the 2009 impairment test, the income approach valuations included reporting unit cash flow discount rates, representing each reporting unit's weighted average cost of capital, ranging from 9.5% to 14.6%. For the 2009 impairment test, the market approach applied pricing multiples derived from publicly-traded guideline companies that are comparable to the respective reporting unit to determine its value. Kforce utilized invested capital/revenue multiples ranging from 0.27 to 1.10 and invested capital/EBITDA multiples ranging from 7.5 to 11.0 in order to value each of its reporting units under the market approach. Kforce assigned a weighting to each of the invested capital ratios for each reporting unit based on the ratio that is predominately used in the marketplace to value those types of business. In the 2009 impairment test, the fair value under the market approach included a control premium of 25%, which is an amount we estimate a buyer would be willing to pay in excess of the current market price in order to acquire a controlling interest. The control premium was determined based on a review of comparative market transactions. Publicly available information regarding the market capitalization of Kforce was also considered in assessing the reasonableness of the cumulative fair values of our reporting units.

Upon completion of the December 31, 2009 assessment, Kforce determined that the fair value for our Tech, FA, HLS and GS reporting units exceeded their respective carrying amounts by 70%, 126%, 62% and 84%, respectively. Because no indicators of impairment existed for the reporting units, the second step of the test to determine the implied fair value of goodwill for each reporting unit was not required.

For the 2008 impairment assessment, the implied fair value of goodwill was determined in the same manner utilized to estimate the amount of goodwill recognized in a business combination. As part of the second step of the impairment test performed as of December 31, 2008, we calculated the fair value of certain assets, including non-compete and employment agreements, trade names and customer relationships. The implied fair value of goodwill was measured as the excess of the fair value of each reporting unit over the amounts assigned to its assets and liabilities. The impairment loss for each reporting unit was measured by the amount the carrying value of goodwill exceeded the implied fair value of the goodwill.

The following table contains a disclosure of changes in the carrying amount of goodwill in total and for each reporting unit for the two years ended December 31, 2009:

	Technology	Finance and Accounting	Health and Life Sciences	Government Solutions	Total
Balance as of January 1, 2008	$ 133,692	$ 19,766	$12,529	$ 71,622	$ 237,609
Disposition of businesses (a)	—	—	(2,132)	—	(2,132)
Adjustment to PCCI Goodwill (b)	(125)	—	—	1,216	1,091
Acquisition of dNovus	—	—	—	31,980	31,980
Impairment of Goodwill	(116,669)	(11,760)	—	—	(128,429)
Balance as of December 31, 2008	$ 16,898	$ 8,006	$10,397	$104,818	$ 140,119
Adjustment to dNovus (c)	—	—	—	**(2,207)**	**(2,207)**
Balance as of December 31, 2009	**$ 16,898**	**$ 8,006**	**$10,397**	**$102,611**	**$ 137,912**

(a) Kforce allocated $1,866 to the carrying value of Scientific, which was sold on April 29, 2008, and $266 to the carrying value of per-diem Nursing, which was sold June 29, 2008, in determining the gain on disposal. This allocation was based on the relative fair values of the Scientific and per-diem Nursing businesses to the portion of the HLS reporting unit that has been retained.

(b) This is principally composed of an adjustment to recognize the difference between the book and tax basis of certain identifiable intangible assets acquired in the PCCI acquisition.

(c) This adjustment is the result of the finalization of the dNovus purchase price allocation. The assumptions used in the purchase price allocation are more fully described in Note 7.

The following table contains a disclosure of the gross amount and accumulated impairment losses of goodwill for Tech and FA reporting units for the two years ended December 31, 2009:

	Technology			Finance and Accounting		
	Gross Amount	Accumulated Impairment Losses	Carrying Value	Gross Amount	Accumulated Impairment Losses	Carrying Value
Balance as of January 1, 2008	$156,380	$ (22,688)	$133,692	$19,766	$ —	$19,766
Balance as of December 31, 2008	$156,255	$(139,357)	$ 16,898	$19,766	$(11,760)	$ 8,006
Balance as of December 31, 2009	**$156,255**	**$(139,357)**	**$ 16,898**	**$19,766**	**$(11,760)**	**$ 8,006**

There have been no impairment charges recognized for our HLS and GS reporting units. As a result, the carrying values of goodwill for each of the two years ended December 31, 2009 represents the gross amount of goodwill attributable to these reporting units.

Other Intangible Assets

During the three months ended June 30, 2009, Kforce performed a review of a trade name that was acquired in the 2004 acquisition of Hall, Kinion and Associates, Inc. which indicated a lack of market recognition and penetration of this trade name. We determined that the trade name's carrying value was no longer recoverable. The fair value of the trade name was based on a relief-from-royalty model, which is considered a Level 3 input by Kforce. As a result, an impairment charge of $870 was recognized. The impairment charge is classified in goodwill and intangible asset impairment in the accompanying consolidated statements of operations and comprehensive income (loss).

As of December 31, 2008, Kforce assessed the recoverability of the carrying value of certain of its indefinite-lived trade names and trademarks as a result of a significant change in the manner in which certain of the trade names and trademarks were being utilized. Based upon this evaluation, Kforce determined that the carrying value of certain of its trade names and trademarks acquired in the January 2006 acquisition of PCCI Holdings, Inc. ("PCCI") was no longer recoverable. As a result, an impairment charge of $980 was recognized. No such impairment charge was recorded for the year ended December 31, 2007. The impairment charge in 2008 has been classified in goodwill and intangible asset impairment in the accompanying consolidated statements of operations and comprehensive income (loss).

As of December 31, 2009 and 2008, intangible assets, net in the accompanying consolidated balance sheets consists of non-compete agreements, employment agreements, trade names, trademarks, customer relationships, and customer contracts. Indefinite-lived intangible assets, which consist of trade names and trademarks, amounted to $2,240 and $3,110 as of December 31, 2009 and 2008, respectively. Customer relationships, customer contracts and other definite-lived intangibles, net of accumulated amortization, amounted to $7,835 and $7,494 as of December 31, 2009 and 2008, respectively.

Amortization expense on intangible assets for each of the three years ended December 31, 2009 was $1,996, $3,689 and $5,524, respectively. As of December 31, 2009 and 2008, accumulated amortization of intangible assets was $20,628 and $18,632, respectively. Amortization expense for 2010, 2011, 2012, 2013 and 2014 is expected to be $2,137, $1,180, $1,014, $787 and $634, respectively.

7. ACQUISITIONS

On December 2, 2008, Kforce Government Holdings Inc., a Florida corporation (the "Purchaser"), a wholly-owned subsidiary of Kforce Inc., acquired all of the issued and outstanding common stock of RDI, through a Stock Purchase Agreement (the "Agreement"), that was effective as of November 30, 2008, between the Purchaser, Kforce, RDI, each of RDI's shareholders and an individual representative of RDI's shareholders.

Pursuant to the terms of the Agreement, Kforce acquired all of the outstanding stock of RDI for a total cash purchase price of $39,145 (the "RDI Purchase Price"). The cash consideration paid by Kforce was composed of Kforce's cash on hand and borrowings under Kforce's Credit Facility. On the closing date, Kforce placed $3,000 of the total RDI Purchase Price into escrow to secure RDI's indemnification obligations and to satisfy certain adjustments to the RDI Purchase Price, which was recorded as part of purchase price.

The following table summarizes the total purchase price, net assets acquired and intangible assets recorded in conjunction with the acquisition:

Goodwill	$29,773
Acquisition intangibles	5,335
Net tangible assets acquired	4,037
Total purchase price	$39,145

The following table summarizes the estimated fair values of the tangible assets acquired and liabilities assumed at the date of acquisition:

Cash	$ 578
Accounts receivable	5,643
Other assets	893
Total assets	7,114
Current liabilities	3,077
Net tangible assets acquired	$4,037

As of December 31, 2008, Kforce preliminarily assigned $2,998 of the excess purchase price to intangible assets, which include customer contracts, customer relationships, and non-compete and employment agreements. Kforce used a preliminary estimate of the weighted average useful life of five years. Based upon the similarity of Kforce's prior acquisitions of Bradson and PCCI in 2006 and the similarity of the acquired identifiable intangible assets, the preliminary estimate of the excess purchase price allocated to intangible assets was based upon the average amounts Kforce assigned to intangible assets in these acquisitions, after taking into account the net tangible assets acquired.

During the fourth quarter of 2009, Kforce finalized its valuation and recorded adjustments to the preliminary values discussed in the preceding paragraph. Kforce determined the fair value of the customer relationships to be $3,242, customer contracts to be $1,406, trade name to be $40 and the non-compete and employment agreements to be $647. These adjustments, including any purchase price adjustments, cumulatively resulted in a decrease of goodwill of $2,207. Kforce determined the fair value of the customer relationships using an excess earnings method, which is based on the present value of the projected after-tax cash flows using a discount rate of 16.7%, after deducting the fair value of the customer contracts. The fair value of the customer contracts was determined by Kforce by analyzing the present value of the projected after-tax cash flows of each individual contract using a discount rate of 16.7%. Kforce determined the weighted average useful life at the date of the valuation for the customer relationships to be 7.7 years, customer contracts to be 4.2 years, trade name to be 0.1 years and the non-compete and employment agreements to be 2.3 years.

The $29,773 of remaining excess purchase price was assigned to goodwill and was allocated to the GS reporting unit. The significance of the goodwill balance was principally due to the value related to the acquired workforce, which is generally significantly higher with a Federal Government contractor, because, among other factors, the majority of the workforce possesses valuable high-level security clearances, which are necessary to conduct business with most customers in this sector.

As a result of this transaction being treated as an asset purchase under Internal Revenue Code Section 338(h)(10), the goodwill is deductible for tax purposes.

The following unaudited pro forma consolidated financial information for Kforce gives effect to the RDI acquisition, which was effective November 30, 2008, as if it had occurred as of the beginning of each of the years 2008 and 2007. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisitions occurred on the date indicated, or that may result in the future.

Years Ended December 31,	2008	2007
Revenues	$1,028,136	$996,519
Net (loss) income	$ (82,306)	$ 41,049
(Loss) earnings per share—basic	$(2.09)	$0.99
(Loss) earnings per share—diluted	$(2.09)	$0.97
Weighted average shares outstanding—basic	39,471	41,308
Weighted average shares outstanding—diluted	39,471	42,294

8. ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities consisted of the following:

December 31,	**2009**	2008
Accounts payable	**$14,891**	$16,806
Accrued liabilities	**10,546**	11,278
	$25,437	$28,084

Kforce utilizes major procurement card providers to pay certain of its corporate trade payables. The balance owed to this provider for these transactions as of December 31, 2009 and 2008 was $857 and $598, respectively, and has been included in accounts payable and other accrued liabilities in the accompanying consolidated balance sheets. The cash flows associated with these transactions have been presented as a financing activity in the accompanying consolidated statement of cash flows.

During December 2008, Kforce committed to pledge $500 to Fezziwig WWJD Foundation, Inc. (the "Foundation"), a public charity, which amount was classified in accounts payable and other accrued liabilities in the accompanying consolidated balance sheets. The Foundation was formed in 2004 with the purpose of providing assistance to other qualified charitable organizations or qualified individuals for educational assistance or who are in immediate financial need. Various employees of Kforce serve on the Board of Directors of the Foundation including David L. Dunkel, Kforce's Chairman and Chief Executive Officer. The $500 pledge was paid in full during 2009 and no such commitments existed as of December 31, 2009.

9. ACCRUED PAYROLL COSTS

Accrued payroll costs consisted of the following:

December 31,	**2009**	2008
Payroll and benefits	**$38,115**	$41,150
Payroll taxes	**7,123**	4,753
Accrued health insurance payable	**3,410**	3,035
Workers' compensation	**2,042**	2,372
	$50,690	$51,310

10. CREDIT FACILITY

On October 2, 2006, Kforce entered into a Second Amended and Restated Credit Agreement, with a syndicate led by Bank of America, N.A. (the "Credit Facility"). Kforce's maximum borrowings under the Credit Facility are $140,000, which includes a revolving loan tranche of up to $125,000 (the "Revolving Loan Amount") and a $15,000 sub-limit for letters of credit. In April 2007, an additional revolving loan tranche (the "Additional Availability Amount") that allowed additional borrowing up to $25,000 was retired by Kforce.

Borrowings under the Credit Facility are limited to 85% of eligible accounts receivable less certain minimum availability reserves and bear interest at a rate of LIBOR plus 1.25% or the prime rate. Letters of credit issued under the Credit Facility require Kforce to pay a fronting fee equal to 0.125% of the amount of each letter of credit issued plus 1.25% per year of the total amount of letters of credit outstanding. To the extent that Kforce has unused availability under the Credit Facility, an unused line fee is required to be paid equal to 0.25% of the average unused balance on a monthly basis. Borrowings under the Credit Facility are principally secured by our accounts receivable but are also secured by substantially all of the assets of Kforce. Under the Credit Facility, Kforce is required to maintain a minimum fixed charge coverage ratio of 1.25 to 1.00 in the event that it is unable to maintain minimum availability under the Credit Facility of $15,000. As of December 31, 2009, Kforce had availability under the Credit Facility of $65,158; therefore, the minimum fixed charge coverage ratio was not applicable. Kforce believes that it will be able to maintain the minimum availability requirement; however, in the event that Kforce is unable to do so, Kforce could fail the fixed charge coverage ratio, which would constitute an event of default. Kforce believes the likelihood of default is remote. The Credit Facility expires during November 2011.

On September 15, 2009, and effective as of September 16, 2009, CIT assigned rights and obligations under the Credit Facility together with a corresponding portion of each of its outstanding committed loans and letter of credit obligations in an amount equal to $20,000 to Wachovia. After giving effect to this assignment, the commitments of Wachovia and CIT under the Credit Facility are now $50,000 and $15,000, respectively. Kforce Inc. incurred no fees in conjunction with this assignment and there was no impact to the maximum borrowings or other provisions within the Credit Facility.

11. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

December 31,	**2009**	2008
Deferred compensation plan (Note 12)	**$15,759**	$11,497
Supplemental executive retirement plan (Note 12)	**8,316**	3,489
Accrued rent	**2,670**	2,818
Accrued alternative long-term incentive (Note 12)	**1,121**	—
Supplemental executive retirement health plan (Note 12)	**411**	638
Other	**826**	770
	$29,103	$19,212

Kforce accounts for lease arrangements that contain scheduled rent escalations by recognizing rent expense on a straight-line basis over the lease term. The difference between the straight-line rent expense and the cash payment made is recorded as a rental obligation, which amounted to $2,471 and $2,449 as of December 31, 2009 and 2008, respectively, and is classified within accrued rent in the table above.

12. EMPLOYEE BENEFIT PLANS

Alternative Long-Term Incentive

During February 2006, Kforce granted to certain named executive officers an alternative long-term incentive (the "ALTI"). The terms of the ALTI grant stated that the ALTI vested fully on January 2, 2008, and the total ALTI increased or decreased in value equal to the increase or decrease in the price of Kforce's common stock over the period from January 1, 2006 to January 2, 2008. Kforce recorded compensation expense in the amount of $641 for the year ended December 31, 2007. Kforce paid to the named executive officers the obligation of $1,508 on January 2, 2008.

On January 2, 2009, Kforce granted to certain executive officers an ALTI, which will be measured over three tranches having periods of 12, 24, and 36 months. The terms specify that ultimate annual payouts may be based on the performance of Kforce's common stock each year relative to its peer group, as defined by the Compensation Committee, or based upon the achievement of other market conditions contained in the terms of the award. As a result, the value of the ALTI may increase or decrease based on the performance of Kforce's common stock each year relative to its peer group.

During the quarter ended September 30, 2009, Kforce's stock price exceeded the stock price at the date of grant by 50% for the tenth trading day. As a result of this condition being met, the ultimate annual payout for each tranche became 150% of the target. The fair value of each tranche is being recognized over the requisite service period. The vesting dates for the second and third tranche are December 29, 2010 and 2011, respectively. Kforce recognized total compensation expense related to the ALTI of $2,467 for the year ended December 31, 2009. As of December 31, 2009, $1,346 is classified in other current liabilities, which was paid in January 2010, and $1,121 is classified in other long-term liabilities in the accompanying consolidated balance sheets.

401(k) Savings Plans

Kforce has a qualified defined contribution 401(k) Retirement Savings Plan (the "Kforce 401(k) Plan") covering substantially all Kforce Inc. employees. Employer matching contributions are discretionary and are funded annually as approved by the Board of Directors. Assets of the Kforce 401(k) Plan are held in trust for the sole benefit of employees and/or their beneficiaries. On October 2, 2006, Kforce created the Kforce Government Practice Plan, a qualified defined contribution 401(k) retirement savings plan (the "Government 401(k) Plan"), which covers all eligible employees of the GS segment. Employer matching contributions are discretionary and are funded annually as approved by the Board of Directors. Assets of the Government 401(k) Plan are held in trust for the sole benefit of employees and/or their beneficiaries. RDI had a qualified defined contribution 401(k) Retirement Savings Plan covering substantially all RDI employees, which was terminated on December 1, 2008. Legacy RDI employees are eligible to enroll in the Government 401(k) Plan.

Kforce accrued matching contributions of $1,829, $1,802 and $1,179 for the above plans' years ended December 31, 2009, 2008 and 2007, respectively. The Kforce 401(k) Plan and Government 401(k) Plan held a combined 414 and 456 shares of Kforce's common stock as of December 31, 2009 and 2008, respectively. These shares represented approximately 1% of Kforce's outstanding shares as of each of the two years ended December 31, 2009. The RDI 401(k) plan did not hold any shares of Kforce's common stock at the time of its termination.

Employee Stock Purchase Plan

Kforce's 1999 Employee Stock Purchase Plan (the "1999 ESPP") allowed all eligible employees to purchase Kforce's common stock at a 5% discount from its market price at the end of a rolling three-month purchase period and without commissions on the purchases. Employees were eligible to participate in the 1999 ESPP as of the next 1999 ESPP enrollment date following their date of hire. Pursuant to the 1999 ESPP, Kforce issued 81, 96 and 86 shares of common stock at average purchase prices of $7.21, $8.82 and $12.80 per share during the years ended December 31, 2009, 2008 and 2007, respectively. These shares were transferred to the 1999 ESPP from Kforce's treasury stock. The 1999 ESPP, which contained a 10-year termination provision, expired during 2009 and is expected to be replaced by the 2009 Employee Stock Purchase Plan (the "2009 ESPP"), which was approved by the Board of Directors in October 2009 and is subject to shareholder approval.

Deferred Compensation Plan

Kforce has a Non-Qualified Deferred Compensation Plan (the "Kforce NQDC Plan") and a Kforce Non-Qualified Deferred Compensation Government Practice Plan (the "KGS NQDC Plan"), pursuant to which eligible management and highly compensated key employees, as defined by U.S. Internal Revenue Service regulations, may elect to defer all or part of their compensation to later years. These amounts are classified in accounts payable and other accrued liabilities if payable within the next year or as other long-term liabilities if payable after the next year, upon retirement or termination of employment. At December 31, 2009 and 2008, amounts included in accounts payable and other accrued liabilities related to the deferred compensation plan totaled $1,049 and $683, respectively. Amounts included in other long-term liabilities related to the deferred compensation plan totaled $15,759 and $11,497 as of December 31, 2009 and 2008, respectively. Kforce has insured the lives of certain participants in the deferred compensation plan to assist in the funding of the deferred compensation liability. The cash surrender values of these Company-owned life insurance policies, $20,478 and $14,953 at December 31, 2009 and 2008, respectively, are classified in other assets (Note 5). Compensation expense of $1,145, $1,274 and $857 was recognized for the plan for the years ended December 31, 2009, 2008 and 2007, respectively.

Foreign Pension Plan

Kforce has a foreign defined benefit pension plan. Aggregate projected annual benefit payments (undiscounted) are estimated to be $13,746, none of which are expected to be paid prior to 2011. This plan had an insignificant effect on the accompanying consolidated financial statements for the three years ended December 31, 2009.

Supplemental Executive Retirement Plan

Effective December 31, 2006, Kforce implemented a Supplemental Executive Retirement Plan (the "SERP") for the benefit of certain named executive officers. The primary goals of the SERP are to create an additional wealth accumulation opportunity, restore lost qualified pension benefits due to government limitations and retain the named executive officers. The SERP is a non-qualified benefit plan and does not include elective deferrals of covered executive officers' compensation.

Normal retirement age under the SERP is defined as age 65; however, certain conditions allow for early retirement as early as age 55 or upon a change in control. Vesting under the plan is defined as 100% upon a participant's attainment of age 55 and 10 years of service and 0% prior to a participant's attainment of age 55 and 10 years of service. Full vesting also occurs if a participant with five years or more of service is involuntarily terminated by Kforce without cause or upon death, disability or a change in control. The SERP is funded entirely by Kforce, and benefits are taxable to the executive officer upon receipt and deductible by Kforce when paid. Benefits payable under the SERP upon the occurrence of a qualifying distribution event, as defined, are targeted at 45% of the covered executive officers' average salary and bonus, as defined, from the three years in which the executive officer earned the highest salary and bonus during the last 10 years of employment, which is subject to adjustment for retirement prior to the normal retirement age and the participant's vesting percentage. The benefits under the SERP are reduced for a participant that has not reached age 62 with 10 years of service or age 55 with 25 years of service with a percentage reduction up to the normal retirement age.

Benefits under the SERP are normally paid based on the lump sum present value but may be paid over the life of the covered executive officer or 10-year annuity, as elected by the covered executive officer upon commencement of participation in the SERP. None of the benefits earned pursuant to the SERP are attributable to services provided prior to December 31, 2006. For purposes of the measurement of the benefit obligation as of December 31, 2009, Kforce has assumed that all participants will elect to take the lump sum present value option.

Actuarial Assumptions

The following represents the actuarial assumptions used to determine the actuarial present value of projected benefit obligations at:

December 31,	**2009**	2008
Discount rate	**4.75%**	6.00%
Expected long-term rate of return on plan assets	**—**	—
Rate of future compensation increase	**4.00%**	4.00%

The following represents the weighted average actuarial assumptions used to determine net periodic benefit cost for the years ended:

December 31,	**2009**	2008
Discount rate	**6.00%**	6.13%
Expected long-term rate of return on plan assets	**—**	—
Rate of future compensation increase	**4.00%**	3.00%

The discount rate was determined using the Moody's Aa long-term corporate bond yield as of the measurement date with a maturity commensurate with the expected payout of the SERP obligation. This rate is also compared against the Citigroup Pension Discount Curve and Liability Index to ensure the rate used is reasonable. This index is widely used by companies throughout the United States and is considered to be one of the preferred standards for establishing a discount rate.

Due to the SERP being unfunded as of December 31, 2009 and 2008, it is not necessary for Kforce to determine the expected long-term rate of return on plan assets. Once funded, Kforce will determine the expected long-term rate of return on plan assets by determining the composition of the asset portfolio, the historical long-term investment performance and the current market conditions. The assumed rate of future compensation increases is based on a combination of factors, including the historical compensation increases for each named executive officer and future target compensation levels for each named executive taking into account the named executive officers' assumed retirement date.

The periodic benefit cost is based on actuarial assumptions that are reviewed on an annual basis; however, Kforce monitors these assumptions on a periodic basis to ensure that they accurately reflect current expectations of the cost of providing retirement benefits.

Net Periodic Benefit Cost

The following represents the components of net periodic benefit cost for the years ended:

December 31,	**2009**	2008
Service cost	**$2,295**	$2,316
Interest cost	**257**	140
Amortization of actuarial loss	**—**	13
Curtailment gain	**(279)**	—
Net periodic benefit cost	**$2,273**	$2,469

Changes in Benefit Obligation

The following represents the changes in the benefit obligation for the years ended:

December 31,	**2009**	2008
Projected benefit obligation, beginning	**$3,489**	$1,718
Service cost	**2,295**	2,316
Interest cost	**257**	140
Actuarial experience and changes in actuarial assumptions	**2,275**	(685)
Projected benefit obligation, ending	**$8,316**	$3,489

None of the above benefit obligation was funded as of December 31, 2009. The projected benefit obligation above is classified in other long-term liabilities in the accompanying consolidated balance sheets. The present value of the accumulated benefit obligation as of December 31, 2009 and 2008 is $7,027 and $2,821, respectively.

Contributions

There is no requirement for Kforce to fund the SERP and, as a result, no contributions have been made to the SERP through the year ended December 31, 2009. Kforce does not currently anticipate funding the SERP during the year ending December 31, 2010.

Estimated Future Benefit Payments

Benefit payments by the SERP, which reflect the anticipated future service of the named executive officers, are expected to be paid (undiscounted) as follows:

	Projected Annual Benefit Payments
2010	$ —
2011	—
2012	—
2013	10,604
2014	—
2015-2019	12,990
Thereafter	18,433

Supplemental Executive Retirement Health Plan

Effective April 20, 2007, the Board of Directors approved the Supplemental Executive Retirement Health Plan ("SERHP") to provide postretirement health and welfare benefits to certain executives. The vesting and eligibility requirements mirror that of the SERP, and no advance funding is required by Kforce or the participants. Consistent with the SERP, none of the benefits earned are attributable to services provided prior to the effective date.

Actuarial Assumptions

The following represents the actuarial assumptions used to determine the present value of the postretirement benefit obligation at:

December 31,	**2009**	2008
Discount rate	**5.50%**	5.50%
Expected long-term rate of return on plan assets	**—**	—

The following represents the actuarial assumptions used to determine the net periodic postretirement benefit cost for the years ended:

December 31,	**2009**	2008
Discount rate	**5.50%**	6.00%
Expected long-term rate of return on plan assets	**—**	—

The discount rate was determined using the Moody's Aa long-term corporate bond yield as of the measurement date with a maturity commensurate with the expected payout of the SERP obligation. This rate is compared against the Citigroup Pension Discount Curve and Liability Index to ensure the rate used is reasonable.

Due to the SERHP being unfunded as of December 31, 2009 and 2008, it is not necessary for Kforce to determine the expected long-term rate of return on plan assets. Once funded, Kforce will determine the expected long-term rate of return on plan assets by determining the composition of the asset portfolio, the historical long-term investment performance and current market conditions.

The following represents the assumed health care cost trend rates used to determine the postretirement benefit obligations for the years ended:

December 31,	**2009**	2008
Health care cost trend rate assumed for next year	**10.00%**	10.00%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate	**2014**	2013

Assumed health care cost trend rates can have a significant effect on the amounts reported for the SERHP. A one percent change in assumed health care cost trend rates would have the following effects:

	One Percentage Point	
	Increase	Decrease
Effect of total of service and interest cost	$44	$(35)
Effect on postretirement benefit obligation	$91	$(72)

Net Periodic Postretirement Benefit Cost

The following represents the components of net periodic postretirement benefit cost for the years ended:

December 31,	**2009**	2008
Service cost	**$ 149**	$382
Interest cost	**35**	20
Expected return on plan assets	**—**	—
Gain from change in attribution period	**(417)**	—
Curtailment gain	**(180)**	—
Net periodic benefit (gain) cost	**$(413)**	$402

Changes in Postretirement Benefit Obligation

The following represents the changes in the postretirement benefit obligation for the years ended:

December 31,	**2009**	2008
Accumulated postretirement benefit obligation, beginning	**$ 638**	$ 416
Service cost	**149**	382
Interest cost	**35**	20
Gain from change in attribution period	**(418)**	—
Actuarial experience and changes in actuarial assumptions	**7**	(180)
Accumulated postretirement benefit obligation, ending	**$ 411**	$ 638

None of the above benefit obligation was funded as of December 31, 2009. The accumulated postretirement benefit obligation above has been classified in other long-term liabilities in the accompanying consolidated balance sheets.

Estimated Future Benefit Payments

Benefit payments by the SERHP, which reflect anticipated future service of the named executive officers, are expected to be paid (undiscounted) as follows:

	Projected Annual Benefit Payments
2010	$ —
2011	—
2012	—
2013	11
2014	13
2015-2019	95
Thereafter	2,284

Pretax amounts recognized in accumulated other comprehensive income as of December 31, 2009 that have not yet been recognized as components of net periodic benefit cost for all of Kforce's defined benefit pension and postretirement plans, including an insignificant foreign defined benefit plan, consist entirely of actuarial gains and losses arising from the actuarial experience of the plans and changes in actuarial assumptions, as follows:

	Pensions	Postretirement
Net pretax actuarial loss	$(2,048)	$(7)

The estimated portion of the net actuarial loss above that is expected to be recognized as a component of net periodic benefit cost in the year ending December 31, 2010 is shown below:

	Pensions	Postretirement
Recognized net actuarial loss	$(99)	$(2)

The loss recognized in 2009 includes the recognition of a curtailment gain that resulted from the termination of one of the named executive officers participating in the SERP and SERHP. The curtailment gains recognized for the SERP and SERHP are $279 and $180, respectively.

13. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants at the measurement date. It establishes a fair value hierarchy and a framework which requires categorizing assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets. Level 3 inputs include unobservable inputs that are supported by little, infrequent, or no market activity and reflect management's own assumptions about inputs used in pricing the asset or liability. The Company uses the following valuation techniques to measure fair value.

Certain assets, in specific circumstances, are measured at fair value on a non-recurring basis utilizing Level 3 inputs such as goodwill, other intangible assets and other long-lived assets. For these assets, measurement at fair value in periods subsequent to their initial recognition would be applicable if one or more of these assets were determined to be impaired.

Kforce's measurements at fair value on a non-recurring basis during the year ended December 31, 2009 consisted of the following:

		Fair Value Measurements at December 31, 2009 Using:			
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss
Asset:					
Trade name (1)	**$0**	**$0**	**$0**	**$0**	**$(870)**
Total	**$0**	**$0**	**$0**	**$0**	**$(870)**

(1) See "Goodwill and Other Intangible Assets" within Note 6 to the consolidated financial statements for additional discussion.

14. STOCK INCENTIVE PLANS

On June 20, 2006, the shareholders approved the 2006 Stock Incentive Plan, which was previously adopted by the Board of Directors on April 28, 2006, and which was subject to shareholder approval. The aggregate number of shares of common stock that may be subject to awards under the 2006 Stock Incentive Plan, subject to adjustment upon a change in capitalization, is 3,000. On June 16, 2009, the shareholders approved an amendment to the 2006 Stock Incentive Plan to increase the number of authorized awards that may be issued under the 2006 Stock Incentive Plan from 3,000 to 5,100. The 2006 Stock Incentive Plan allows for the issuance of stock options, stock appreciation rights ("SARs"), performance-accelerated restricted stock ("PARS") and restricted stock ("RS"), subject to share availability. The 2006 Stock Incentive Plan terminates on April 28, 2016.

Vesting of equity instruments issued under the 2006 Stock Incentive Plan is determined on a grant-by-grant basis. Options expire at the end of 10 years from the date of grant, and Kforce issues new shares upon exercise of options.

The Employee Incentive Stock Option Plan and Non-Employee Director Stock Option Plan expired in 2005.

Stock Options

The following table presents the activity under the stock incentive plans discussed above for the three years ended December 31, 2009:

	Employee Incentive Stock Option Plan	Non-Employee Director Stock Option Plan	Stock Incentive Plan	Total	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value	Total Intrinsic Value of Options Exercised
Outstanding as of December 31, 2006	4,161	143	60	4,364	$10.56		
Granted	—	—	53	53	$13.77	$9.53	
Exercised	(534)	(2)	—	(536)	$ 7.68		$4,068
Forfeited/Cancelled	(25)	(30)	—	(55)	$14.08		
Outstanding as of December 31, 2007	3,602	111	113	3,826	$10.96		
Granted	—	—	35	35	$ 9.13	$6.47	
Exercised	(371)	—	—	(371)	$ 6.98		$1,521
Forfeited/Cancelled	(298)	(50)	(40)	(388)	$20.25		
Outstanding as of December 31, 2008	2,933	61	108	3,102	$10.26		
Granted	**—**	**—**	**—**	**—**	**$ —**	**—**	
Exercised	**(615)**	**—**	**—**	**(615)**	**$ 9.68**		**$1,332**
Forfeited/Cancelled	**(157)**	**(30)**	**—**	**(187)**	**$10.27**		
Outstanding as of December 31, 2009	**2,161**	**31**	**108**	**2,300**	**$10.41**		
Unvested awards as of December 31, 2009	**—**	**—**	**—**	**—**			
Exercisable at December 31, 2009	**2,161**	**31**	**108**	**2,300**	**$10.41**		

Kforce uses the Black-Scholes option pricing model to derive the fair value of stock options granted. The following assumptions were used in the valuation of options granted during the years ended December 31:

	2008	2007
Expected term (a)	6.7 yrs	6.3 yrs
Expected volatility (b)	75.4%	73.0%
Expected dividends (c)	0%	0%
Risk-free rate (d)	3.7%	4.5%

(a) Weighted-average exercise terms are based upon historical exercise behavior for Kforce stock options and may vary based upon the applicable employee group exercise patterns.
(b) Volatility is based upon the historical volatility of Kforce's common stock during a term commensurate with the expected term of the option.
(c) The dividend yield is based upon Kforce historically not paying dividends on its common stock.
(d) The risk-free rate is based upon treasury yields with similar terms.

The following table summarizes information about employee and director stock options under all of the plans mentioned above as of December 31, 2009:

	Outstanding and Exercisable			
Range of Exercise Prices	Number of Awards (#)	Weighted Average Remaining Contractual Term (Yrs)	Weighted Average Exercise Price ($)	Total Intrinsic Value
$ 0.00—$ 4.21	135	1.73	$ 3.62	$1,199
$ 4.22—$ 6.51	352	1.96	$ 5.26	2,546
$ 6.52—$10.95	1,323	4.21	$10.70	2,523
$10.96—$15.25	490	0.59	$15.20	—
	2,300	2.95	$10.41	$6,268

During the years ended December 31, 2009, 2008 and 2007, Kforce recognized compensation expense of $127, $455 and $325, respectively. As of December 31, 2009, all outstanding options were fully vested and compensation cost had been fully recognized.

Stock Appreciation Rights

Although no requirement exists, SARs are generally granted on the first trading day of each year to Kforce's named executive officers based on the extent by which annual long-term incentive performance goals, which are established by Kforce's Compensation Committee during the first 90 days of the year of performance, are certified by the Compensation Committee as having been met. SARs granted during the years ended December 31, 2008 and 2007 cliff vest 100% three years from the date of issuance. However, vesting is accelerated if Kforce's stock price exceeds the stock price at the date of grant by 30% for a period of 10 trading days or if the Compensation Committee determines that the criteria for acceleration are satisfied. The SARs granted during the year ended December 31, 2008 also contained a performance-based acceleration feature that related to the disposition of a portion of the business at a sufficient gain, which was subject to Compensation Committee approval. As was previously discussed, on June 30, 2008 the Compensation Committee approved the acceleration of the vesting of the SARs that were granted in 2008 as a result of the sale of Kforce's Scientific and per-diem Nursing businesses and, as a result, Kforce accelerated the previously unrecognized compensation expense associated with these awards.

The following table presents the activity for the three years ended December 31, 2009:

	Number of SARs	Weighted Average Exercise Price Per SAR	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2006	—	—	
Granted	469	$12.66	$7.53
Outstanding as of December 31, 2007	469	$12.66	
Granted	361	$ 8.94	$5.30
Outstanding as of December 31, 2008	830	$11.04	
Forfeited/Cancelled	**(28)**	**$10.32**	
Outstanding as of December 31, 2009	**802**	**$11.07**	
Unvested awards as of December 31, 2009	**—**		
Exercisable at December 31, 2009	**802**	**$11.07**	

The valuation of the SARs was based upon a Black-Scholes valuation model. The following assumptions were used in the valuation of SARs granted during the years ended December 31:

	2008	2007
Expected term (a)	5.61 yrs	4.96 yrs
Expected volatility (b)	62.7%	67.0%
Expected dividends (c)	0%	0%
Risk-free rate (d)	3.5%	4.5%

(a) The expected term for SARs is composed of a derived service period, which is determined using a lattice model; and a weighted average holding period, which is based on historical behavior and may vary from assumptions used for stock options based upon the applicable employee group patterns.
(b) Volatility is based upon the historical volatility of Kforce's common stock during a term commensurate with the expected term of the option.
(c) The dividend yield is based upon Kforce not historically paying dividends on its common stock.
(d) The risk-free rate is based upon treasury yields with similar terms.

Compensation expense attributable to SARs is recognized on a straight-line basis over the derived service period. No compensation expense was recognized during the year ended December 31, 2009 due to the grant date fair value being fully amortized as of December 31, 2008. During the years ended December 31, 2008 and 2007, Kforce recorded compensation expense of $3,384 and $1,985, respectively, which includes the compensation expense resulting from the June 30, 2008 acceleration.

Performance Accelerated Restricted Stock

Although no requirement exists, PARS are generally granted during the first quarter of each year to Kforce's named executive officers and certain members of Kforce's executive committee (which is not a committee of the Board of Directors). The grants to Kforce's named executive officers are generally based on the extent by which annual long-term incentive performance goals, which are established by Kforce's Compensation Committee during the first 90 days of the year of performance, are certified by the Compensation Committee as having been met. PARS granted during the years ended December 31, 2009, 2008 and 2007 have a graded six-year vesting period. However, vesting is accelerated if Kforce's stock price exceeds the stock price at the date of grant by 50% for a period of 10 trading days, or if the Compensation Committee has determined that the criteria for acceleration are satisfied.

Vesting was accelerated for the PARS granted during the year ended December 31, 2009 as Kforce's stock price exceeded the stock price at the date of grant by 50% for the tenth trading day during the quarter ended September 30, 2009. As a result, all unrecognized compensation expense associated with these awards was accelerated. Kforce recognized total compensation expense related to these PARS of $4,506 during the year ended December 31, 2009.

The PARS granted during the year ended December 31, 2008 also contained a performance-based acceleration feature that related to the disposition of a portion of the business at a sufficient gain, which was subject to Compensation Committee approval. As was previously discussed, on June 30, 2008, the Compensation Committee approved the acceleration of the vesting of the PARS that were granted in 2008 as a result of the sale of Kforce's Scientific and per-diem Nursing businesses. As a result, Kforce accelerated the previously unrecognized compensation expense associated with these awards.

The following table presents the activity for the three years ended December 31, 2009:

	Number of PARS	Weighted Average Grant Date Fair Value	Total Intrinsic Value of PARS Vested
Outstanding as of December 31, 2006	—	—	
Granted	309	$13.33	
Forfeited	(10)	$13.92	
Outstanding as of December 31, 2007	299	$13.31	
Granted	575	$ 8.94	
Vested	(575)	$ 8.94	$5,144
Forfeited	(2)	$13.92	
Outstanding as of December 31, 2008	297	$13.30	
Granted	**591**	**$ 7.62**	
Vested	**(591)**	**$ 7.62**	**$4,506**
Forfeited	**(20)**	**$13.21**	
Outstanding as of December 31, 2009	**277**	**$13.31**	

The valuation of PARS is determined by its intrinsic value (as if the underlying shares were vested and issued) on the grant date, which is amortized on a straight-line basis over a derived service period, which is determined using a lattice model.

During the years ended December 31, 2009, 2008 and 2007, Kforce recorded compensation expense of approximately $5,481, $6,055 and $959, respectively. As of December 31, 2009, there was $823 of unrecognized compensation expense related to PARS, which will be recognized over a weighted average remaining period of 0.85 years.

Restricted Stock

Although no requirement exists, RS is generally granted during the first quarter of each year to Kforce's named executive officers and certain members of Kforce's executive committee (which is not a committee of the Board of Directors). The grants to Kforce's named executive officers are generally based on the extent by which annual long-term incentive performance goals, which are established by Kforce's Compensation Committee during the first 90 days of the year of performance, are certified by the Compensation Committee as having been met. RS granted during the years ended December 31, 2009, 2008 and 2007 had vesting terms ranging from one year to six years.

The following table presents the activity for the three years ended December 31, 2009:

	Number of RS	Weighted Average Grant Date Fair Value	Total Intrinsic Value of RS Vested
Outstanding as of December 31, 2006	7	$ 5.21	
Granted	80	$13.33	
Forfeited	(7)	$ 5.21	
Outstanding as of December 31, 2007	80	$13.33	
Granted	517	$ 8.31	
Forfeited	(19)	$ 9.55	
Outstanding as of December 31, 2008	578	$ 8.96	
Granted	**35**	**$ 9.74**	
Vested	**(209)**	**$ 8.46**	**$1,770**
Forfeited	**(59)**	**$ 9.93**	
Outstanding as of December 31, 2009	**345**	**$ 9.17**	

The valuation of RS is determined by its intrinsic value (as if the underlying shares were vested and issued) on the grant date, which is amortized on a straight-line basis over the service period.

During the years ended December 31, 2009, 2008 and 2007, Kforce recorded compensation expense of approximately $763, $1,850 and $161, respectively. As of December 31, 2009, there was $2,170 of unrecognized compensation expense related to RS, which will be recognized over a weighted average remaining period of 3.61 years.

15. COMMITMENTS AND CONTINGENCIES

Lease Commitments

Kforce leases space and operating assets under operating and capital leases expiring at various dates, with some leases cancelable upon 30 to 90 days notice. The leases require Kforce to pay taxes, insurance and maintenance costs, in addition to rental payments.

Future minimum lease payments, inclusive of accelerated lease payments, under non-cancelable capital and operating leases are summarized as follows:

	2010	2011	2012	2013	2014	Thereafter	Total
Capital Leases							
Present value of payments	$ 1,461	$ 912	$ 673	$ 199	$ —	$ —	$ 3,245
Interest	298	224	73	37	—	—	632
Capital Lease Payments	$ 1,759	$1,136	$ 746	$ 236	$ —	$ —	$ 3,877
Operating Leases							
Facilities	$ 8,476	$6,630	$5,253	$4,066	$3,500	$5,050	$32,975
Furniture and equipment	152	70	18	3	—	—	243
Total Operating Leases	$ 8,628	$6,700	$5,271	$4,069	$3,500	$5,050	$33,218
Total Leases	$10,387	$7,836	$6,017	$4,305	$3,500	$5,050	$37,095

The present value of the minimum lease payments for capital lease obligations has been classified in other current debt and long-term debt—other according to their respective maturities. Rental expense under operating leases was $9,951, $10,222 and $10,746 for the years ended December 31, 2009, 2008 and 2007, respectively.

Purchase Commitments

Kforce has entered into various commitments including, among others, a compensation software hosting and licensing arrangement, a resort to host our annual employee incentive trips in 2010 and 2011, and data center fees for certain of our information technology applications. As of December 31, 2009, these commitments amounted to approximately $7,981 and are expected to be paid as follows: $4,550 in 2010; $2,176 in 2011; $444 in 2012; $339 in 2013; $348 in 2014 and $124 in 2015.

Letters of Credit

Kforce provides letters of credit to certain vendors in lieu of cash deposits. At December 31, 2009, Kforce had letters of credit outstanding for workers' compensation and other insurance coverage totaling $2,993 and for facility lease deposits totaling $1,471.

Litigation

On September 30, 2009, Kforce Inc. was served with a complaint brought in California Superior Court by Plaintiff Toma Barseghian, on behalf of himself and a putative class of California Account Managers. The complaint alleges that Account Managers based in California have been misclassified under California law as exempt employees and seeks unspecified sums for unpaid overtime, failure to provide meal and rest periods, statutory penalties, as well as injunctive relief. At this stage of the litigation, it is not feasible to predict the outcome or a range of loss, should a loss occur, and accordingly, no amounts have been reserved for in the accompanying Consolidated Financial Statements. Kforce believes it has meritorious defenses to the allegations, and intends to vigorously defend the litigation.

In the ordinary course of its business, Kforce is also from time to time threatened with litigation or named as a defendant in various lawsuits and administrative proceedings. While management does not expect any of these other matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties. Kforce maintains liability insurance in such amounts and with such coverage and deductibles as management believes is reasonable. The principal liability risks that Kforce insures against are workers' compensation, personal injury, bodily injury, property damage, directors' and officers' liability, errors and omissions, employment practices liability and fidelity losses. There can be no assurance that Kforce's liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all liabilities.

Kforce is not aware of any litigation that would reasonably be expected to have a material adverse effect on its results of operations, cash flows or financial condition.

Employment Agreements

Kforce has entered into employment agreements with certain executive officers and managers that provide for minimum compensation, salary and continuation of certain benefits for a six-month to three-year period under certain circumstances. The agreements also provide for a severance payment of one to three times annual salary and one half to three times average annual bonus if such an employee is terminated without good cause by the employer or for good reason by the employee. These agreements contain certain post-employment restrictive covenants. Kforce's liability at December 31, 2009 was approximately $49,237 if all of the employees under contract were terminated without good cause by the employer or the employees resigned for good cause following a change in control and $19,330 if all of the employees under contract were terminated by Kforce without good cause or the employees resigned for good cause in the absence of a change of control.

As of December 31, 2008, Kforce accrued for a severance payment to a departing named executive officer in the amount of $624, which was included in accrued payroll costs in the accompanying consolidated balance sheets. The severance was paid in full during the year ended December 31, 2009.

Other

On December 18, 2009, Kforce Government Solutions ("KGS"), a wholly-owned subsidiary of Kforce Inc., received notice from the Department of Interior ("DOI") that it had been suspended from participating in new or renewed business with U.S. Federal Government agencies as a result of the proposed debarment of KGS. On December 30, 2009, KGS entered into an Administrative Agreement (the "Agreement") with the DOI terminating its suspension and proposed debarment. The Agreement has a term of three years and requires KGS to take certain corrective actions. If a material breach of the Agreement were to occur, then debarment proceedings could be initiated.

Kforce is not aware of any material breaches of the Agreement or any other actions by Kforce that could result in a future suspension or debarment, which could have a material adverse effect on its results of operations, cash flows or financial condition.

Kforce is required to indemnify its directors and certain officers of Kforce for certain events or occurrences that happen by reason of the fact that the director or officer is, was or has agreed to serve as a director or officer of Kforce. The maximum potential amount of future payments Kforce could be required to make is unlimited. However, Kforce insures against potential directors' and officers' liability risk in amounts that are believed to be adequate to cover its potential exposure. No claims have ever been filed under the relevant indemnification provisions.

16. REPORTABLE SEGMENTS

Kforce's reportable segments are as follows: (i) Tech, (ii) FA, (iii) HLS, and (iv) GS. This determination was supported by, among others: the existence of segment presidents responsible for the operations of each segment and who also report directly to our chief operating decision maker, the nature of the segment's operations and information presented to the Board of Directors. During this assessment, it was determined that Kforce also reports Flexible billings and Search fees separately by segment, which has been incorporated into the table below.

Historically, and through our year ended December 31, 2009, Kforce has generated only sales and gross profit information on a segment basis. Substantially all operations and long-lived assets are located in the United States.

The following table provides information concerning the continuing operations of our segments for the three years ended December 31, 2009:

	Technology	Finance and Accounting	Health and Life Sciences	Government Solutions	Total
2009					
Net service revenues					
Flexible billings	**$457,544**	**$146,186**	**$163,481**	**$114,523**	**$881,734**
Search fees	**10,280**	**16,670**	**1,452**	**—**	**28,402**
Total revenue	**$467,824**	**$162,856**	**$164,933**	**$114,523**	**$910,136**
Gross profit	**$133,906**	**$ 61,836**	**$ 49,256**	**$ 40,981**	**$285,979**
2008					
Net service revenues					
Flexible billings	$493,282	$174,039	$187,486	$ 76,225	$931,032
Search fees	26,585	37,220	2,180	—	65,985
Total revenue	$519,867	$211,259	$189,666	$ 76,225	$997,017
Gross profit	$161,087	$ 95,458	$ 59,669	$ 28,437	$344,651
2007					
Net service revenues					
Flexible billings	$488,968	$189,824	$156,478	$ 61,764	$897,034
Search fees	29,820	43,301	2,626	—	75,747
Total revenue	$518,788	$233,125	$159,104	$ 61,764	$972,781
Gross profit	$169,450	$106,577	$ 52,001	$ 23,995	$352,023

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

The quarterly financial data presented below has been adjusted, where applicable, to reflect the discontinued operations of Kforce's Scientific and Nursing businesses, which is more fully described in Note 2.

	Three Months Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
2009				
Net service revenues	**$231,309**	**$225,952**	**$228,273**	**$ 224,602**
Gross profit	**72,221**	**71,621**	**72,316**	**69,821**
Net income	**3,161**	**3,907**	**2,272**	**3,533**
Earnings per share—basic	**$0.08**	**$0.10**	**$0.06**	**$0.09**
Earnings per share—diluted	**$0.08**	**$0.10**	**$0.06**	**$0.09**
2008				
Net service revenues	$250,012	$255,133	$250,918	$ 240,954
Gross profit	86,015	91,364	86,567	80,705
Income (loss) from discontinued operations, net of income taxes	558	3,585	910	(40)
Net income (loss)	7,178	8,700	7,892	(107,878)
Earnings (loss) per share—basic	$0.18	$0.22	$0.20	$(2.81)
Earnings (loss) per share—diluted	$0.18	$0.22	$0.20	$(2.81)

During the three months ended December 31, 2008, Kforce recorded an impairment charge of $128,429. In addition, Kforce determined that the carrying value of certain of its trade names and trademarks acquired in the January 2006 acquisition of PCCI was no longer recoverable. As a result, an impairment charge of $980 was recognized in 2008. These items are included in goodwill and intangible asset impairment in the accompanying consolidated statements of operations and comprehensive income (loss).

18. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows for the year ended December 31:

	2009	2008	2007
Cash paid during the period for:			
Income taxes paid, net	**$10,310**	$19,927	$15,725
Interest, net	**$ 830**	$ 1,905	$ 5,137
Non-Cash Transaction Information:			
Tax benefit from disqualifying dispositions of stock options and restricted stock	**$ 162**	$ 416	$ 1,530
Shares tendered in payment of exercise price of stock options	**$ 2,172**	$ 578	—
Common Stock transactions:			
Employee stock purchase plan	**$ 586**	$ 849	$ 1,098
Equipment acquired under capital leases	**$ 1,088**	$ 1,863	$ 3,397
Settlement of acquisition escrow—adjustment to goodwill	**—**	—	$ 9,648
Proceeds from discontinued operations held in escrow	**—**	$ 1,150	—
Cash used in connection with acquisitions, net:			
Acquisition costs	**$ 109**	$38,982	$ 31
Escrow refund	**—**	—	(352)
Cash received in acquisition	**—**	(578)	—
Transaction costs—Hall Kinion tax adjustments	**—**	—	(18)
	$ 109	$38,404	$ (339)

CORPORATE INFORMATION

BOARD OF DIRECTORS

David L. Dunkel
Chairman and
Chief Executive Officer,
Kforce Inc.

John N. Allred
President, A.R.G., Inc.

W.R. Carey, Jr.
Chief Executive Officer,
Corporate Resource Development, Inc.

Richard M. Cocchiaro
Vice Chairman and Vice President,
Kforce Inc.

Mark F. Furlong
Chief Executive Officer,
Marshall & Ilsley Corp.

Patrick D. Moneymaker
Chief Executive Officer,
Proxy Aviation Systems, Inc.

Elaine D. Rosen
Chair of the Board,
The Kresge Foundation

Ralph E. Struzziero
Consultant

Howard W. Sutter
Vice Chairman and Vice President,
Kforce Inc.

A. Gordon Tunstall
President and
Chief Executive Officer,
Tunstall Consulting

EXECUTIVE AND SENIOR OFFICERS

David L. Dunkel
Chairman and
Chief Executive Officer

William L. Sanders
President

Joseph J. Liberatore
Executive Vice President,
Chief Financial Officer and Secretary

Michael L. Ettore
Chief Services Officer

Randal E. Marmon
Chief Customer Development Officer

Peter M. Alonso
Chief Talent Officer

Michael R. Blackman
Chief Corporate Development Officer

SAM! Farrell
Chief Sales Officer

Jeffrey B. Hackman
Chief Accounting Officer

William S. Josey, Esq.
General Counsel

Mark Biscoe
President, North Region

Frank Curry
President, Kforce Global Solutions, Inc.

Kristin Ellis
President, Health & Life Sciences

Larry Grant
President, KGS

Kye Mitchell
President, Atlantic Region

Jeffrey T. Neal
President, West Region

CORPORATE COUNSEL
Holland & Knight LLP
Tampa, Florida

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Tampa, Florida

TRANSFER AGENT
Computershare Trust Company, N.A.
PO Box 43078
Providence, RI 02940-3078
www.computershare.com
Shareholder Inquiries:
1 (877) 282-1168

FORM 10-K AVAILABLE
A copy of the Kforce Inc.'s Annual Report on Form 10-K (excluding exhibits thereto) is available to any investor without charge upon written request to Michael R. Blackman, Chief Corporate Development Officer, Kforce Inc., 1001 East Palm Avenue, Tampa, Florida 33605, or at www.kforce.com or call Investor Relations: 1 (813) 552-2927.

ANNUAL MEETING
The annual meeting of shareholders will be held on June 25, 2010 at 8:00 a.m. at Kforce Inc. headquarters in Tampa, Florida.

WEBSITE INFORMATION
For a comprehensive profile of Kforce Inc., visit the Firm's website at: www.kforce.com.

KFORCE LOCATIONS

UNITED STATES

ALABAMA
Huntsville

ARIZONA
Phoenix

CALIFORNIA
Culver City
Encino
Irvine
San Diego
San Francisco
San Jose
Westlake Village

COLORADO
Greenwood Village (Denver)

CONNECTICUT
East Hartford
Shelton
Stamford

DISTRICT OF COLUMBIA
Washington

FLORIDA
Ft. Lauderdale
Miami
Orlando
Tampa

GEORGIA
Atlanta (3)

ILLINOIS
Chicago
Schaumburg

INDIANA
Indianapolis

IOWA
West Des Moines

KANSAS
Overland Park (Kansas City)

KENTUCKY
Louisville

MARYLAND
Baltimore

MASSACHUSETTS
Boston
Burlington
Westborough

MICHIGAN
Grand Rapids
Southfield (Detroit)

MINNESOTA
Edina (Minneapolis)

MISSOURI
Creve Coeur (St. Louis)

NEW JERSEY
Iselin
Parsippany

NEW YORK
New York (2)
Purchase

NORTH CAROLINA
Charlotte

OHIO
Cincinnati
Columbus
Independence (Cleveland)
Miamisburg

OREGON
Portland

PENNSYLVANIA
King of Prussia
Pittsburgh

RHODE ISLAND
Providence

TEXAS
Austin (2)
Dallas
Fort Worth
Houston
San Antonio

UTAH
Salt Lake City

VIRGINIA
Fairfax
Falls Church
Hampton
Reston

WASHINGTON
Bellevue

WISCONSIN
Madison
Milwaukee

INTERNATIONAL

PHILIPPINES
Manila (2)

KFORCE®

KFORCE®

KFORCE—65 TOTAL OFFICES TO SERVE YOU.

To find the location nearest you, visit our Website at www.kforce.com or call 1 (800) 395-5575.

Corporate Headquarters: 1001 East Palm Avenue, Tampa, Florida 33605

1 (813) 552-5000

SKU#ROMCM-AR-09